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Exhibit 99.1

This interim profit announcement has been prepared for distribution in the United States of America. It supplements the half year profit announcement released on 8 May 2003.

PROFIT
ANNOUNCEMENT
FOR SIX MONTHS ENDED
31 MARCH 2003

Westpac Banking Corporation, ABN 33 007 457 141

TABLE OF CONTENTS	Half Year Profit Announcement 2003

Introduction			3
Press Release			4
1.	Profit Overview		6
	1.1.	Overview of the Half Year 2003 Results	6
2.	Results at a Glance		7
	2.1.	Earnings	7
	2.2.	Balance Sheet	10
3.	Review of Group Operations		11
	3.1.	Summary	11
	3.2.	Review of Earnings	12
	3.3.	Capital and Dividends	15
	3.4.	Credit Quality	16
	3.5.	Corporate Governance and Responsibility	17
4.	Business Unit Performance		19
	4.1.	Business and Consumer Banking	23
	4.2.	BT Financial Group	37
	4.3.	Westpac Institutional Bank	41
	4.4.	New Zealand—Banking	44
5.	2003 Interim Financial Information		48
	Index to section 5		48
	5.1.	Statement of Financial Performance	49
	5.2.	Statement of Financial Position	50
	5.3.	Movement in Retained Profits	51
	5.4.	Notes to 2003 Interim Financial Information	51
6.	Other Information		69
	6.1.	Credit Ratings	69
	6.2.	Exchange Rates	69
	6.3.	Disclosure Regarding Forward-Looking Statements	70
	6.4.	Shareholder Calendar	71
7.	Reconciliation of Reported Financial Data		72
	7.1	Half Year Reconciliation of Results	72
	7.2	Half Year Balance Sheet Analysis	75
	7.3	Detailed Tax Reconciliation	76
8.	Economic Profit		77
9.	Glossary		82
10.	Additional US Information		85

INTRODUCTION

        This half year profit announcement has been prepared for distribution in the United States. It supplements the half year profit announcement released on 8 May, 2003.

        Our interim financial information for the six months ended 31 March, 2003, which is calculated in accordance with Australian GAAP, is presented in section 5. In addition to discussing the Australian GAAP financial information in this announcement we also discuss our "cash earnings", "underlying earnings", the results from our ongoing business and economic profit.

  •
  Cash earnings: Net profit attributable to equity holders, which we refer to in this announcement as "net profit", is calculated in accordance with Australian GAAP. "Cash earnings" adds back to net profit the amortisation of goodwill and subtracts distributions paid on hybrid equity instruments. We also deduct embedded value uplift from the prior year when calculating cash earnings1. Management believes cash earnings is useful to investors because it adjusts our results for two material items that do not reflect embedded value uplift cash flows attributable to ordinary shareholders: amortisation of goodwill and distributions paid on our hybrid equity. For a reconciliation of our cash earnings to our net profit, see section 7.1.

  •
  Embedded value uplift: Embedded value uplift represents the change in excess of the present value of business in-force over net assets of the life insurance controlled entities.

  •
  Underlying earnings: The underlying earnings present our reported results, which are calculated in accordance with Australian GAAP, adjusted for individually significant items and embedded value uplift. Management believes underlying earnings is useful to investors because it excludes several material non-recurring items from the previous half, and also excludes embedded value uplift from the prior periods. For a reconciliation showing the individually significant items and the relationship between our reported results and our underlying earnings, see section 2.1.

  •
  Ongoing earnings: The ongoing earnings present our underlying results, adjusted to exclude the results of our acquisitions and divestment in 2002 and 2003. Management believes ongoing earnings is useful to investors because it highlights the performance of our organic business. Our acquisitions comprise of Rothschild Australia Asset Management (RAAM), Hastings Fund Management Group (Hastings) and Bankers Trust Funds Management (BTFM). We sold Australian Guarantee Corporation (AGC) in May 2002. For a reconciliation showing the ongoing earnings, see section 7.1.

  •
  Economic profit: Economic profit is defined as cash earnings less a capital charge calculated at 12% of ordinary equity plus the estimated value of franking credits paid to shareholders. Economic profit is used as a key measure of our financial performance because it focuses on shareholder value by requiring a return in excess of a risk adjusted cost of capital. For a reconciliation of economic profit to net profit attributable to equity holders, see section 8.

        All dollar values in this announcement are in Australian dollars unless otherwise noted.

In this announcement references to "Westpac", "the group", "we", "us" and
"our" are to Westpac Banking Corporation and its consolidated subsidiaries

1.
Reported results in first half 2002 included $46 million embedded value uplift prior to the change in accounting treatment to an accrual accounting basis in our wealth management business. In accordance with Australian accounting standards, we wrote off the accumulated embedded value when we changed our accounting treatment on 30 September 2002. Accordingly, the second half 2002 results contained the offset of this $46 million. Refer reconciliation in section 7.1 for details.

PRESS RELEASE

Westpac delivers earnings growth

        Westpac Banking Corporation announced on 8 May 2003, a net profit attributable to equity holders ("net profit") of $1,051 million for the half year ended March 2003. Cash earnings(1) attributable to ordinary shareholders were $1,095 million, up 10% on the corresponding period in 2002.

        Earnings per ordinary share(2) were 56.0 cents up 2% and cash earnings per share were up 10% to 60.3 cents on the prior corresponding period. On a net profit basis, the return on equity(3) was 19.2% while on a cash earnings basis, the return on equity was 20.7%. Economic profit(4) was also up 10% to $659 million.

        The interim dividend has been increased 12% to 38 cents per ordinary share, with the payout ratio rising to 66% of net profit and 63% of cash earnings.

        The strong earnings growth has been achieved at the same time as Westpac has invested for the future and without the benefit of AGC earnings that were included in the 2002 first half results. Excluding the impact of all acquisitions in 2002 and the divestment of AGC in May 2002, the ongoing businesses grew net profit by 20% and cash earnings by 19% on the first half of 2002.

        Solid earnings contributions were made across all major business units:

  •
  Australian Business and Consumer Banking delivered a 14% lift in net profit (13% lift in cash earnings) driven by efficiency improvements, combined with core business growth; particularly home loan outstandings (up 18%), business lending (up 10%) and retail deposits (up 20%).

  •
  Institutional Banking net profit was up 63% (cash earnings up 64%) with the turnaround underpinned by good growth in customer business, improved financial markets performance and reduced bad debts;

  •
  New Zealand Business and Consumer Banking net profit up 55% (cash earnings increased 46%), benefiting from momentum particularly in mortgage sales in the Auckland area and business banking growth; and

  •
  BT Financial Group net profit decreased 24% (cash earnings up 10%), with the integration of the three businesses progressing ahead of expectations. The core business is still performing well despite very difficult market conditions.

        The expense to income ratio for the Westpac group was 51.1%.

        Asset quality continued to improve in the half despite the volatility in world financial markets and difficult global economic conditions. Total impaired assets as a percentage of total loans and acceptances declined to 0.3% from 0.5% at the end of the 2002 full year. Bad and doubtful debt charges as a percentage of average loans and acceptances(5) declined by 10 basis points to 29 basis points, but were up slightly on the second half 2002 charge of 26 basis points, driven principally by growth in business lending.

        Westpac's Chief Executive Officer, David Morgan, said "We've paid particular attention to differentiating Westpac around those elements that will sustain our performance. We are now firmly positioned as a leader in good governance and responsible business practices; we have substantially lifted staff morale to above global best practice; and we have made a solid start to enhancing customer experience and satisfaction."

        The adoption of more transparent accounting treatments, including the adoption of the principles of the international standard for superannuation and the move away from embedded value accounting last year, has resulted in a more relevant and transparent financial statement.

Further information:	David Lording Head of Media Relations +61 (02) 9226 3510

(1)
Net profit attributable to equity holders, which we refer to in this announcement as "net profit", is calculated in accordance with Australian GAAP. "Cash earnings" adds back to net profit the amortisation of goodwill and subtracts distributions paid on hybrid equity instruments. We also deduct embedded value uplift from the prior year when calculating cash earnings.

(2)
Net profit attributable to equity holders less distributions on other equity instruments divided by the daily weighted average number of ordinary shares outstanding. Earnings per ordinary share has been calculated in accordance with Australian accounting standard AASB 1027, Earnings per share.

(3)
Net profit attributable to equity holders minus distributions on our hybrid equity divided by the average shareholders equity excluding outside equity interests and the average balance of our hybrid equity.

(4)
Net profit attributable to equity holders adjusted for amortisation of goodwill and distributions on other equity instruments (ie cash earnings) plus 70% of franking credits paid to shareholders, less a 12% cost of capital charge. Refer to section 8 for a reconciliation of net profit to economic profit. Management believes that economic profit is a key measure of our financial performance because it focuses on shareholder value by requiring a return in excess of a risk adjusted cost of capital.

(5)
Average loans and acceptances for the period are calculated on a daily basis.

1.    PROFIT OVERVIEW

1.1    OVERVIEW OF THE HALF YEAR 2003 RESULTS

        Our 2003 first half was successful. Strong earnings growth was achieved across the group and we remain well positioned for future growth.

        The major features of our interim 2003 results are:

  •
  net profit attributable to equity holders of $1,051 million, up 3% from $1,018 million in the six months to March 2002;

  •
  cash earnings of $1,095 million, up 10% from $996 million in the six months to March 2002;

  •
  earnings per share of 56.0 cents, up 2% from 54.8 cents in the six months to March 2002;

  •
  cash earnings per share 60.3 cents, up 10% from 55.0 cents in the six months to March 2002;

  •
  net profit return on average equity, which is the average balance of equity attributable to equity holders of Westpac Banking Corporation less our hybrid capital Fixed Interest Resettable Trust Securities (FIRsTS) and Trust Originated Preferred Securities (TOPrS) of 19.2%;

  •
  cash earnings return on average ordinary equity of 20.7%;

  •
  strong performance across all business units;

  •
  solid progress in the integration of our wealth management operations; and

  •
  over achievement in BT Financial Group (BTFG) synergies.

        The Directors have determined to pay an interim dividend of 38 cents per ordinary share (fully franked), an increase of 12% on the 2002 interim dividend, with the dividend payout ratio rising to 66% of net profit and 63% of cash earnings.

        The growth in net profit and cash earnings on our first half in 2002 was achieved through strong contributions from all business groups:

  •
  Australian retail (business and consumer banking) net profit up 14% (cash earnings up 13%);

  •
  Institutional banking net profit up 63% (cash earnings up 64%);

  •
  New Zealand retail net profit up 55% (cash earnings up 46%); and

  •
  Wealth management net profit down 24% (cash earnings up 10%) including the impact of acquisitions.

        Revenue growth was well balanced and we have now fully replaced lost AGC income through strong growth in lending in all markets.

        In 2002 we undertook a number of acquisitions and a divestment to reshape our business mix, including the acquisition of RAAM, Hastings and BTFM, and the divestment of AGC. The dilutionary earnings impact of these changes has been accommodated without compromising our earnings momentum.

        The 3% increase in net profit and the 10% increase in cash earnings per share for the first half demonstrates that we are on track, and that we have not been distracted from managing our underlying business while we build a platform for future growth.

        The strong growth in lending, combined with the strength of the New Zealand dollar, has meant our capital ratios have not rebounded as strongly as initially expected post the acquisition of BT Funds Management. Nonetheless, we remain well capitalised and have a strong dividend franking capacity.

2.    RESULTS AT A GLANCE

2.1    EARNINGS

        Our 2003 interim earnings are presented in the table below as both net profit attributable to equity holders (net profit) and cash earnings.

	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
A$m
Net interest income (including gross up)	2,206	2,125	2,160	4	2
Non-interest income	1,429	1,616	1,362	(12)	5

Net operating income (including gross up)	3,635	3,741	3,522	(3)	3
Operating expenses	(1,857)	(2,156)	(1,739)	14	(7)
Goodwill amortisation	(78)	(51)	(49)	(53)	(59)

Operating profit before bad and doubtful debts	1,700	1,534	1,734	11	(2)
Bad and doubtful debts	(214)	(190)	(271)	(13)	21

Profit from ordinary activities before income tax	1,486	1,344	1,463	11	2
Tax equivalent gross up	(98)	(72)	(67)	(36)	(46)
Income tax expense	(333)	(95)	(376)	(251)	11
Net profit attributable to outside equity interests	(4)	(3)	(2)	(33)	(100)

Net profit attributable to equity holders	1,051	1,174	1,018	(10)	3

Goodwill amortisation	78	51	49	(53)	(59)
Adjustment for embedded value uplift	—	46	(46)	n/a	n/a
Distributions on other equity instruments	(34)	(23)	(25)	(48)	(36)

Cash earnings	1,095	1,248	996	(12)	10

        Our 2002 comparatives contain several individually significant items. The reconciliation below adjusts reported 2002 cash earnings for individually significant items to derive underlying earnings.

	Half Year March 03	Half Year Sept 02	Half Year March 02
A$m
Net profit attributable to equity holders	1,051	1,174	1,018
Goodwill amortisation	78	51	49
Adjustment for embedded value uplift	—	46	(46)
Distributions on our hybrid securities	(34)	(23)	(25)

Cash earnings	1,095	1,248	996

Less individually significant items:
Profit on sale of AGC(1)	—	754	—
Integration expenses(2)	—	(60)	—
Wealth accounting treatment(3)	—	(109)	—
Outsourcing start up costs(4)	—	(95)	—
Superannuation(5)	—	(160)	—
Securities write-down(6)	—	(149)	—

Total individually significant items	—	181	—

Underlying basis cash earnings	1,095	1,067	996

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	2,206	2,125	2,160	4	2
Underlying non-interest income	1,429	1,216	1,302	18	10

Underlying net operating income	3,635	3,341	3,462	9	5
Underlying operating expenses	(1,857)	(1,713)	(1,739)	(8)	(7)
Goodwill amortisation	(78)	(51)	(49)	(53)	(59)

Underlying operating profit before bad and doubtful debts	1,700	1,577	1,674	8	2
Bad and doubtful debts	(214)	(190)	(271)	(13)	21

Underlying profit from ordinary activities before income tax	1,486	1,387	1,403	7	6
Tax equivalent gross up	(98)	(72)	(67)	(36)	(46)
Underlying income tax expense	(333)	(273)	(362)	(22)	8
Net profit attributable to outside equity interests	(4)	(3)	(2)	(33)	(100)

Underlying net profit attributable to equity holders	1,051	1,039	972	1	8

Goodwill amortisation	78	51	49	(53)	(59)
Distributions on other equity instruments	(34)	(23)	(25)	(48)	(36)

Underlying cash earnings	1,095	1,067	996	3	10

(1)
After tax profit of $754 million was realised on the sale of AGC to GE Capital on 31 May 2002 (non-interest income $751 million, tax credit $3 million).

(2)
Charge of $60 million (after tax) relating to the cost associated with the integration of our existing wealth management business into our previously acquired operations (operating expense $86 million, tax credit $26 million).

(3)
Standardisation of the accounting treatment for the existing and acquired wealth management businesses to an accrual accounting basis. A charge of $109 million (post tax) was recognised as a result of this policy change (non-interest income $142 million, tax credit $33 million).

(4)
$95 million (post tax) of previously capitalised start up costs associated with outsourcing agreements (expense $136 million, tax credit $41 million).

(5)
Adoption of the principles of the International accounting standard IAS 19, Superannuation, resulted in an additional after tax charge of $160 million in the previous period's results. Comparatives have not been restated as it is not practical to do so (expense $221 million, tax credit $61 million).

(6)
Due to change in investment strategy on a portfolio of high yield investments. These securities had previously been intended to be held to maturity. The intention was subsequently changed to have the portfolio available for sale. As a result an after tax charge of $149 million was recognised (expense $149 million).

2.1.1    Key Financial Data

	Half Year March 03	Half Year Sept 02	Half Year March 02	Mov't Sep 02- Mar 03		Mov't Mar 02- Mar 03
Shareholder value
Earnings per ordinary share (cents)(1)	56.0	63.5	54.8	(12%	)	2%
Cash earnings per ordinary share (cents)	60.3	68.9	55.0	(12%	)	10%
Underlying basis cash earnings per ordinary share (cents)	60.3	58.9	55.0	2%		10%
Weighted average ordinary shares (millions)	1,815	1,812	1,812	—		—
Fully franked dividends per ordinary share (cents)	38	36	34	6%		12%
Dividend payout ratio—net profit (%)	65.6	55.6	60.5	1000bps		510bps
Dividend payout ratio—cash earnings (%)	63.0	56.7	62.0	1070bps		110bps
Dividend payout ratio—underlying basis cash earnings (%)	63.0	61.1	61.9	190bps		110bps
Productivity and efficiency
Expense to income ratio(%)(2)	51 1	57.6	49.4	-650bps		170bps
Expense to income ratio (underlying basis) (%)	51.1	51.3	50.2	-20bps		90bps
Total group banking expense to income ratio (%)(3)	50.0	51.3	52.8	-130bps		-280bps
Full time equivalent staff (FTE)	26,131	24,776	26,704	5%		-2%
Business Performance
Net interest spread(%)(4)	2.39	2.31	2.60	6bps		-21bps
Net interest margin (%)(5)	2 68	2.70	2.90	-2bps		-22bps
Economic profit (A$m)(6)	659	782	598	(16%	)	10%
Economic profit (underlying basis) (A$m)	659	600	598	10%		10%
Full Time Equivalent (FTE) staff as at 31 March 2002	26,704
Less: Australian Guarantee Corporation (AGC)	(1,488)
Plus: RAAM	178
Less: Movements in ongoing	(618)

FTE as at 30 September 2002	24,776
BT Funds Management (BTFM)	1,132
Plus: Hastings	30
Other	193

FTE as at 31 March 2003	26,131

(1)
Net profit attributable to equity holders less distributions on other equity instruments divided by the daily weighted average number of ordinary shares outstanding.

(2)
Operating expenses divided by net operating income.

(3)
Banking business (i.e., Business and Consumer Banking, Westpac Institutional Bank and New Zealand Banking) operating expenses divided by net operating income (including corporate centre and group expenses and income).

(4)
Interest income divided by average interest earning assets less interest expense divided by average interest bearing liabilities.

(5)
Net interest income divided by average interest earning assets.

(6)
Net profit attributable to equity holders adjusted for amortisation of goodwill and distributions on other equity instruments (ie cash earnings) plus 70% of franking credits paid to shareholders, less a 12% cost of capital charge. Refer to section 8 for a reconciliation of net profit to economic profit.

2.2    BALANCE SHEET

A$m	31 March 2003	30 Sept 2002	31 March 2002	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Assets
Cash and balances with central banks	1,924	1,669	2,127	15	(10)
Due from other financial institutions	5,010	5,242	5,937	(4)	(16)
Trading and investment securities	'11,882	13,956	12,765	(15)	(7)
Loans and acceptances	153,773	140,658	138,075	9	11
Life insurance assets	9,936	7,566	7,843	31	27
All other assets(1)	23,905	21,946	19,445	9	23

Total Assets	206,430	191,037	186,192	8	11

Liabilities
Due to other financial institutions	3,646	4,731	6,867	(23)	(47)
Deposits and public borrowings	122,029	110,763	109,292	10	12
Debt issues	29,764	27,575	24,856	8	20
Acceptances	3,883	4,788	4,793	(19)	(19)
Life insurance policy liabilities	9,348	7,163	7,538	31	24
Loan capital	4,728	4,512	4,580	5	3
All other liabilities(2)	20,748	21,037	18,078	(1)	15

Total Liabilities	194,146	180,569	176,004	8	10

Total Equity	12,284	10,468	10,188	17	21

2.2.1    Key Financial Data

	Half Year March 03	Half Year Sept 02	Half Year March 02	Mov't Sep 02- Mar 03	Mov't Mar 02- Mar 03
Profitability and capital adequacy
Net profit return on average ordinary equity(3)	19.2%	22.4%	20.8%	-320bps	-160bps
Cash earnings return on average ordinary equity(4)	20.7%	20.7%	21.0%	0bps	-30bps
Net capital ratio	9.7%	9.4%	10.2%	30bps	-50bps
Tier 1 capital ratio	6.4%	6.5%	6.8%	-10bps	-40bps
Tangible ordinary equity to risk adjusted assets	5.6%	6.4%	6.7%	-80bps	-110bps
Risk adjusted assets (A$m)	137,828	128,651	124,056	7%	11%
Average ordinary equity (A$m)	10,618	10,269	9,511	3%	12%
Average total equity (A$m)	11,470	10,751	9,991	7%	15%
Asset quality
Total impaired assets to gross loans and acceptances	0.3%	0.5%	0.6%	-20bps	-30bps
Net impaired assets to equity and general provisions	2.3%	3.5%	4.4%	-120bps	-210bps
Specific provisions to total impaired assets	42.1%	40.0%	41.3%	210bps	80bps
General provisions to non-housing loans and acceptances	1.7%	1.7%	1.8%	0bps	-I Obps
Total provisions to gross loans and acceptances	1.0%	1.0%	1.2%	0bps	-20bps
Total bad and doubtful debt charge to average loans and acceptances (basis points)	29	26	39	3bps	-10bps

(1)
Includes other assets, goodwill, fixed assets, deferred tax assets and regulatory deposits with central banks overseas.

(2)
Includes other liabilities, provisions and tax liabilities.

(3)
Net profit attributable to equity holders minus distributions on our hybrid equity divided by the average shareholders equity excluding outside equity interests and the average balance of our hybrid equity.

(4)
Cash earnings attributable to equity holders minus distributions on our hybrid equity divided by the average shareholders equity excluding outside equity interests and the average balance of our hybrid equity.

3.    REVIEW OF GROUP OPERATIONS

3.1    SUMMARY

        Reported net profit attributable to equity holders for the six months ended 31 March 2003 was $1,051 million, a 3% increase over the prior corresponding period in 2002. Net profit per ordinary share was 56.0 cents, an increase of 2% from 54.8 cents in the prior corresponding period in 2002.

        Cash earnings (i.e. net profit plus goodwill amortisation less distributions paid on our hybrid equity instruments) for the six months ended 31 March 2003 were $1,095 million, a 10% increase over the prior corresponding period. Cash earnings per share were 60.3 cents, also up 10% on the prior corresponding period and economic profit increased by 10% to $659 million.

        The Directors have determined to pay a fully franked interim dividend of 38 cents per ordinary share, an increase of 4 cents (12%) over the fully franked interim dividend last year.

        To assist analysis of our 2003 interim result, we have provided a table in section 7.1 of this profit announcement that reconciles the reported earnings, adjusting for individually significant items and embedded value uplift, to underlying earnings. Management believes underlying earnings is a better basis to measure the performance of our business because it excludes several material non-recurring items from the previous half, and also excludes embedded value uplift from the prior periods.

        The remainder of this section focuses on our performance for the six months to 31 March 2003 compared with the underlying earnings in the two preceding half year periods. Where relevant, comparisons are made to the performance of our ongoing business, which excludes the impact of our 2002 acquisitions and the divestment of AGC. A reconciliation of our underlying earnings to earnings from our ongoing business is provided in section 7.1.

Underlying Earnings

        Underlying net profit was $1,051 million, an 8% increase over the prior corresponding period.

        Underlying cash earnings (i.e. excluding individually significant items and embedded value uplift in 2002, described in section 2.1) also increased over the previous half, rising by 3%. The seasonal nature of our business typically generates higher earnings in the latter half of our financial year. Economic profit grew 10% over the previous half year (six months to 30 September 2002) despite an increase in our effective tax rate(1).

        This result has been underpinned by solid contributions from all business units. Strong underlying earnings were achieved despite the dilutive earnings impact of the sale of AGC in May last year and weak domestic and international equity markets limiting wealth management earnings.

        A major driver of this result was the robust organic growth in our Australian banking operations(2), where we experienced strong business volumes across core products. Key highlights included:

  •
  business lending up $2.2 billion (10%) on March 2002;

  •
  home loan outstandings up $11 billion (18%); and

  •
  retail deposits increased $7 billion (20%).

        These strong business volumes combined with continued vigilance on expenses saw business and consumer banking deliver a 14% increase in net profit (13% increase in cash earnings) and a 60 basis points (bps) increase in the expense to income ratio (340 bps fall in the ongoing expense to income ratio), to 53.9%, compared to the same period last year. Business and consumer banking also had success in rebuilding the equipment finance portfolio, with the portfolio contributing $13 million in net profit this half, up from a loss of $4 million and $1 million, respectively, in the previous halves.

        Following a softer performance last year, our institutional bank has performed well, increasing net profit by 63% (cash earnings by 64%) over the prior corresponding period. This result was driven by a significant improvement in financial markets income, consistent growth in customer transactions and an improved credit environment.

(1)
Income tax expense divided by profit from ordinary activities before income tax expense (including gross up).
(2)
Our Australian banking operations include business and consumer banking and our institutional bank.

        Our New Zealand retail business also increased net profit and cash earnings markedly, with a 55% increase in net profit (46% increase in cash earnings) over the prior corresponding period. This region continues to benefit from the performance improvement program initiated in 2002.

        The foundation of our organic business growth has been our large customer base. We continue to place strong emphasis on our customers and our results this half demonstrate the success of this strategy. This momentum reaffirms our determination to make "Ask Once" a reality for our customers and to be widely seen as the leader for service in our industry by no later than 2005.

3.2    REVIEW OF EARNINGS

        The table below presents our underlying earnings (i.e. excluding individually significant items and embedded value uplift in 2002). For an explanation of the individually significant items and embedded value uplift, refer to section 2.1.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	2,206	2,125	2,160	4	2
Underlying non-interest income	1,429	1,216	1,302	18	10

Underlying net operating income	3,635	3,341	3,462	9	5
Underlying operating expenses	(1,857)	(1,713)	(1,739)	(8)	(7)
Goodwill amortisation	(78)	(51)	(49)	(53)	(59)
Underlying performance	1,700	1,577	1,674	8	2
Bad and doubtful debts	(214)	(190)	(271)	(13)	21

Underlying profit from ordinary activities before income tax	1,486	1,387	1,403	7	6
Tax equivalent gross up	(98)	(72)	(67)	(36)	(46)
Underlying income tax expense	(333)	(273)	(362)	(22)	8
Net profit attributable to outside equity interests	(4)	(3)	(2)	(33)	(100)

Underlying net profit attributable to equity holders	1,051	1,039	972	1	8

Goodwill amortisation	78	51	49	(53)	(59)
Distributions on other equity instruments	(34)	(23)	(25)	(48)	(36)

Underlying cash earnings	1,095	1,067	996	3	10

Underlying Operating Income

        Net operating income increased $173 million or 5% on the prior corresponding period and $294 million or 9% on the previous half year. Excluding the impact of policyholders' tax recoveries(1), net operating income increased 6% on the prior corresponding period, and 7% on the previous half year (the impact of policyholders tax recoveries on our results is footnoted in the tables at section 7.1).

        The growth in operating income was significantly impacted by a $127 million or 10% increase in non-interest income following the disposal of AGC and the acquisition of RAAM, BTFM and Hastings. These strategic initiatives have improved the group's risk profile while reducing its reliance on interest income. Adjusted for all acquisitions, divestment and the policyholders' tax recoveries, our ongoing businesses generated total revenue growth of 11%. This growth was assisted by the appreciation of the New Zealand dollar against the Australian dollar which, net of hedging, contributed an additional $26 million (or 0.7%) in operating income.

(1)
In accordance with the requirements of Australian accounting standard AASB 1038, Life Insurance Business, we recognise the tax position of policyholders in our life company in income and reverse its impact in tax expense. This treatment has no impact on net profit attributable to equity holders or on cash earnings.

Underlying Net Interest Income

        Net interest income increased $46 million or 2% on the prior corresponding period as strong volume growth was offset by a drop in interest margins, largely reflecting the sale of AGC. This increase demonstrates that the lost AGC income has been recovered through growth in our ongoing business. Average interest bearing assets grew 10% over the prior corresponding period while interest spreads fell 21 bps to 2.39% and interest margins fell 22 bps to 2.68% over the same period.

        The decline in group interest margins was principally due to one-off changes and the disposal of AGC's high margin business. These changes had a 32 bps adverse impact on interest margins compared with first half 2002.

        Partially offsetting these structural changes were the re-build of the equipment finance book and additional high yielding structured investments written in the latter half of 2002.

        Net interest income on an ongoing basis grew by $275 million or 14% on the prior corresponding period.

Australia

        Australia's interest spreads fell 38 bps and interest margins fell 41 bps on the prior corresponding period, largely due to the structural changes described at a group level and slower growth in non-interest bearing liabilities relative to the growth in interest bearing assets.

New Zealand

        New Zealand's interest spreads increased 11 bps and interest margins increased 42 bps on the prior corresponding period, primarily due to repricing initiatives undertaken in the previous half year, and additional capital.

Underlying Non-Interest Income

        Non-interest income increased by $127 million, or 10%, on the prior corresponding period, and $213 million, or 18%, on the previous half year. Excluding the adjustment for policyholders' tax recoveries, non-interest income increased $160 million or 12% on the prior corresponding period, and $171 million or 13% on the previous half year. Growth in non-interest income over the prior corresponding period was driven by a $31 million or 4% increase in fees and commissions and a $65 million (22%) increase in wealth management income.

        No further income adjustment has been recognised for the offshore high yield securities, which were written down by $149 million in September 2002. The book value of this portfolio at 31 March 2003 was US$130 million (US$146 million at 30 September 2002).

        Fees and commissions were higher as a result of:

  •
  a 10% increase in transaction fees and commissions received from higher corporate and consumer transaction activity partially offset by a 22% increase in fees and commissions paid; and

  •
  a 21% increase in other non-risk fee income primarily due to increased foreign currency volumes and higher service maintenance fees.

        Wealth management income has increased significantly, principally as a result of our recent acquisitions. Refer to section 4.2 of this profit announcement for further analysis of our wealth management income.

        Financial markets product income was up 17% on the prior corresponding period and represents a strong uplift on last year's disappointing second half. A complete presentation of financial markets product contribution to operating income is shown in the table below.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Product
Foreign exchange	142	130	125	9	14
Interest rate(1)	109	36	97	203	12
Other	27	6	15	350	80

Total financial markets product income	278	172	237	62	17

Income classification
Net interest income	105	70	66	50	59
Non-interest income	173	102	171	70	1
Trading income	145	77	146	88	(1)
Dividend income	15	13	13	15	15
Other non-interest income	13	12	12	8	8

Total financial markets product income	278	172	237	62	17

(1)
Interest rate products includes interest rate derivatives and secondary markets activity in debt securities, but excludes primary markets activity.

Underlying Operating Expenses

        Operating expenses rose by $118 million or 7% on the prior corresponding period and 8% on the previous half year. The increase on the prior corresponding period is due to:

  •
  $50 million, or 3%, increase due to the change in the composition of our business mix following the sale of AGC and the acquisition of RAAM, BTFM and Hastings; and

  •
  $68 million, or 4% increase in expenses in our ongoing business (i.e. excluding all acquisitions and divestment). This increase includes an additional $29 million superannuation amortisation expense following the adoption of International accounting standard IAS 19 last year and $22 million expense increase due to the strengthening of the New Zealand dollar against the Australian dollar.

Excluding the impact of the appreciation of the New Zealand dollar against the Australian dollar from our ongoing business, expenses increased 3% on both the prior corresponding period and the previous half year.

        Despite continued pressure on our expense base we have contained expenses this half by a combination of new and continuing projects. These have included:

  •
  as part of our wealth integration following the acquisition of RAAM and BTFM, we have realised $16 million of synergies. These are discussed in more detail in section 4.2;

  •
  continued benefits from our outsourcing programs;

  •
  an Enterprise Sourcing Program to reduce our total spend with external suppliers through the implementation of a rigorous procurement framework, development of new or enhanced vendor contracts and the implementation of changes to our expense policies; and

  •
  the full period impact of our 2002 organisational simplification project.

        We are continuing to develop further productivity improvement initiatives to assist in managing our expense base in 2004 and beyond.

Underlying Bad and Doubtful Debts

        The charge for bad and doubtful debts decreased by $57 million or 21% on the prior corresponding period, but was up $24 million or 13% on the previous half year.

        Factors influencing the lower charge included:

  •
  an absence of significant corporate defaults compared to the prior corresponding period, which included charges against defaults by Pasminco and Enron;

  •
  the disposal of AGC in May 2002: AGC had a higher level of write-offs than the balance of the Westpac group; and

  •
  recoveries and regrades from previously impaired assets.

        These favourable factors were partially offset by higher dynamic provisioning principally related to the re-acquisition of the equipment finance portfolio, the use of new higher factors in some portfolios and overall high loan growth.

        The strength of the credit quality of our portfolio is reflected in the falling component of the bad debt expense representing actual write offs and net new specific provisions. The strong growth in the general provision reflects the rapid growth in our loan book rather than any credit outlook concerns.

        A more detailed review of our credit quality is contained in section 3.4.

3.3    CAPITAL AND DIVIDENDS

Capital

        As at 31 March 2003 our Tier 1 ratio was 6.4% and the tangible ordinary equity to risk adjusted asset ratio (TOE/RAA) was 5.6%. These ratios are within our stated targets of:

  •
  Tier 1 in the range 6.0 - 6.5%; and

  •
  TOE/RAA at 5.6 - 5.8%.

        The lower surplus capital accumulation in the six months to 31 March 2003 compared to historical experience is consistent with the strong growth in Risk Adjusted Assets (RAA) of $13.8 billion or 11% on the prior corresponding period and $9.2 billion or 7% on the previous half year.

        This is a function of:

  •
  High organic growth ($9.7 billion);

  •
  The acquisition of BT's margin loan book ($1.0 billion) which was brought on balance sheet in February 2003(1); and

  •
  The impact of the appreciation in the New Zealand dollar on our New Zealand assets ($3.1 billion).

        Tier 1 capital was strengthened in December 2002 via the issue of Westpac Fixed Income Resettable Trust Securities ("FIRsTS"). This issue added a net $655 million of cost effective Tier 1 hybrid equity to our capital mix.

Dividend Policy

        We have maintained our policy of increasing dividends in line with sustainable growth in cash earnings and franking capacity. The interim dividend intended to be declared of 38 cents would represent an increase of 12% over the prior corresponding period and compares to growth in cash earnings per share of 10%.

        The resulting dividend payout ratio is 63% of our cash earnings, up from 62% in the first half last year.

        Our adjusted franking account balance continues to firm, rising to $408 million for the half year to March 2003 (September 2002, $300 million: March 2002, $182 million).

(1)
In February 2003, we terminated BTFM's securitisation arrangements which had funded its margin lending portfolio, and instead funded the margin lending loans on-balance sheet.

3.4    CREDIT QUALITY

        Accepting and managing risk is central to our business and is an important source of our competitive advantage. Strong economic activity in the Australian and New Zealand markets has led to our asset quality improving, despite continued turmoil in world financial markets.

Stressed Loans—Exposure by Credit Grade % of total commitments	Total Impaired Assets/Gross Loans and Acceptance
Mortgage Loans—90 Days Past Due	Business Banking Impaired Assets
Other Consumer Loans—90 Days Past Due	General Provision/Non-Housing Performing Loans
  •
  Stressed loans declined 3 bps from September 2002 to 1.17% of total commitments.

  •
  At March 2003 only two impaired exposures were greater than $50 million, accounting for 34% of total impaired assets. A further nine impaired exposures were less than $50 million, but greater than $5 million. Specific provision coverage of impaired assets remained strong at 42%.

  •
  Mortgage loans accruing but 90 days past due increased 1 bp to 0.16% of mortgage outstandings, from September 2002.

  •
  Growth in our business lending portfolio has been achieved without compromising asset quality. The proportion of impaired assets in this portfolio continued to decline to 0.20%, due to the quality of new business written, close monitoring of existing outstandings, and effective workout of impaired facilities.

  •
  Other consumer loan delinquencies 90 days past due (including credit card and personal loan products) have increased 3 bps to 1.10%, from September 2002.

  •
  General provisions as a percentage of non-housing performing loans increased to 1.72%, up 2 bps from September 2002.

3.5    CORPORATE GOVERNANCE AND RESPONSIBILITY

Sustainability Initiatives

        In the first half of 2003 while delivering strong financial results, we have continued to gain widespread recognition for our practices in the workplace and across the social and environmental dimensions. Our performance and sustainability ratings and awards have positioned us as a leader in these areas not only in Australia but also within the global financial services industry.

        In line with our continued commitment to good governance and responsible business practices, we will soon release our second Social Impact Report. This triple bottom line report will update our performance against more than 70 stakeholder determined indicators covering social, environmental and economic dimensions, including our progress on each of the promises listed in our Personal Customer Charter released in June 2002.

        We remain the only Australian financial institution to release a triple bottom line report conforming to new global standards under the UN sponsored Global Reporting Initiative.

        Towards the end of 2002, the Board again reviewed and enhanced our corporate governance program as part of our commitment to best practice governance. Our full governance statement is set out on pages 38-47 of the 2002 Concise Annual Report.

        Throughout the half, we have continued to focus on building our employment brand in providing a good workplace environment for all our staff. This has included:

  •
  achieving a further 8% improvement in staff commitment in the six months to December 2002, positioning us with global best practice companies;

  •
  improving opportunities for people with disabilities under the Employers Making a Difference initiative;

  •
  actively promoting our Better Life and Work information service which assists staff in locating resources such as home help and health services;

  •
  launching the Westpac Academy, which provides staff with learning and development opportunities including the use of progressive, interactive multi-media to promote distance learning; and

  •
  continuing our efforts to employ additional mature age workers, with plans to recruit up to 900 mature aged staff over the next three years.

        Our success in integrating corporate responsibility into the way we do business and being seen as an employer of choice is reflected in the 5,277 graduate applications we received for the 2003 intake, up from 1,900 in 2002.

        Our community involvement continues through actions such as our drought and bushfire relief packages and donations, and our Matching Gifts donations which totalled $1.4 million in the year to February 2003 across 370 charities. Thanks to the generosity of our staff and our continued community partnerships these charities include the Cape York Indigenous communities, the Smith Family, Mission Australia, the Life Education Trust in New Zealand, the Salvation Army, and the Juvenile Diabetes Research Foundation. This year we also celebrate 30 years of supporting the Westpac Rescue Helicopter Services in Australia and New Zealand.

External Governance and Responsibility Assessment

        Through the half, we continued to consult formally with a broad range of stakeholders to ensure we have responsible and sustainable business practices and continually seek ways to be assessed externally on our corporate governance and sustainability practices.

        The following summarises our latest sustainability and governance ratings:

  •
  The Dow Jones Sustainability Index 2002-2003—Number 1 global rating for overall sustainability in finance and banking. This index includes assessments of corporate governance and broader social and environmental responsibility performance;

  •
  The Sydney Morning Herald/The Age Good Reputation Index 2002—Number 1 company overall, ranked against Australia's top 100 companies based on stakeholder and research group perceptions of the key elements contributing to corporate reputation, including ethics and governance;

  •
  Corporate Monitor, reported in Ethical Investor magazine—top rating of 5 stars for social and environmental performance and 4 stars for corporate governance; and

  •
  Standard & Poor's Company transparency and disclosure survey—one of only six of 100 Asian Pacific companies to achieve a top score ranking for transparency and disclosure.

4.    BUSINESS UNIT PERFORMANCE

Reported Performance

        Business unit results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each business reflecting the management, rather than the legal entity structure. Consequently these results cannot be compared to results for individual legal entities.

        An internal transfer pricing framework attributes value between business units. Its primary attributes are:

  •
  product groups pay the distribution areas an arms length fee based on external market benchmarks;

  •
  product balances are fully transfer priced at interbank rates according to the tenor of the underlying transactions;

  •
  all overhead costs are applied to revenue generating businesses; and

  •
  capital is allocated to business groups using risk factors.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02 Mar 03
Business and Consumer Banking	550	1,180	566	(53)	(3)
Consumer Distribution	139	136	136	2	2
Business Distribution	180	354	172	(49)	5
Consumer Products	176	586	199	(70)	(12)
Business Products	55	104	59	(47)	(7)
Westpac Institutional Bank	202	1	124	large	63
New Zealand	143	245	100	(42)	43

Banking group's contribution	895	1,426	790	(37)	13
Corporate Centre & Group Items	98	(131)	152	175	(36)

Total banking net profit attributable to equity holders	993	1,295	942	(23)	5

BT Financial Group*
Funds Management	54	(8)	53	(775)	2
Life Insurance Risk	30	(86)	25	135	20
Other	(26)	(27)	(2)	4	large

Total wealth management	58	(121)	76	148	(24)

Net profit attributable to equity holders	1,051	1,174	1,018	(10)	3

*
BT Financial Group (BTFG) represents our total wealth management business and incorporates our legacy Westpac Financial Services (WFS) and Westpac Life businesses, as well as our recently acquired Rothschild Australia Asset Management (RAAM) and BT Funds Management Business (BTFM).

        Our 2002 comparatives contained several individually significant items. The reconciliation below adjusts reported net profit for individually significant items and contributions for AGC to derive earnings from our ongoing businesses in relation to our banking group and adjusts for embedded value uplift in 2002 to derive underlying earnings in relation to our wealth management group: BT Financial Group. Refer to commentary supporting each business unit for details regarding the nature of these adjustments.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02
Business and Consumer Banking	—	642	84
Consumer Distribution	—	(9)	(0)
Business Distribution	—	205	40
Consumer Products	—	395	39
Business Products	—	51	5
Westpac Institutional Bank	—	(149)	(0)
New Zealand	—	97	8

Banking group's ongoing contribution	—	590	92
Corporate Centre & Group Items	—	(273)	47

Total ongoing banking net profit attributable to equity holders	—	317	139
BT Financial Group
Funds Management	—	(53)	—
Life Insurance Risk	—	(116)	—
Other	—	—	—

Total wealth management	—	(169)	—

AGC	—	(13)	(93)
Significant Items	—	(135)	(46)

Reported net profit attributable to equity holders	—	—	—

        The table below presents net profit on an ongoing basis for our banking group and net profit on an underlying basis for the BT Financial group.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Business and Consumer Banking	550	538	482	2	14
Consumer Distribution	139	145	136	(4)	2
Business Distribution	180	149	132	21	36
Consumer Products	176	191	160	(8)	10
Business Products	55	53	54	4	2
Westpac Institutional Bank	202	150	124	35	63
New Zealand	143	148	92	(3)	55

Banking group's ongoing contribution	895	836	698	7	28
Corporate Centre & Group Items	98	142	105	(31)	(7)

Total ongoing banking net profit attributable to equity holders	993	978	803	2	24

BT Financial Group
Funds Management	54	45	53	20	2
Life Insurance Risk	30	30	25	—	20
Other	(26)	(27)	(2)	4	large

Total wealth management	58	48	76	21	(24)

AGC	—	13	93	—	—
Significant Items	—	135	46	—	—

Reported net profit attributable to equity holders	1,051	1,174	1,018	(10)	3

4.1    BUSINESS AND CONSUMER BANKING

        Business and Consumer Banking (BCB) is disclosed separately as the following business lines: Consumer Distribution, Business Distribution, Consumer Products and Business Products. In October 2002, BCB embarked on a review of its core business activities, with specific focus on the distribution model and customer satisfaction and retention drivers. The diagnostic phase of the review was completed in February 2003, with detailed design and implementation commencing in March 2003.

4.1.1    Consumer Distribution

        Consumer Distribution includes the activities of: the Financial Planner and Advisory Sales force, our home loan sales force, and the national service network (excluding rural and regional locations). Operating income is earned from product groups for sales and services provided to customers. Bad and doubtful debts are carried by the product business.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	(15)	(13)	(6)	(15)	(150)
Non-interest income	605	607	582	(0)	4

Net operating income (including gross up)	590	594	576	(1)	2
Operating expenses	(380)	(390)	(372)	3	(2)
Goodwill amortisation	(8)	(8)	(8)	—	—

Operating profit before bad and doubtful debts	202	196	196	3	3
Bad and doubtful debts	—	—	—	—	—

Profit from ordinary activities before income tax	202	196	196	3	3
Tax equivalent gross up	—	—	—	—	—
Income tax and outside equity interests	(63)	(60)	(60)	(5)	(5)

Net profit attributable to equity holders	139	136	136	2	2

Goodwill amortisation	8	8	8	—	—

Cash earnings	147	144	144	2	2

Economic profit(1)	135	132	131	2	3
Expense to income (before goodwill)	64.4%	65.7%	64.6%	130bps	20bps
	$bn	$bn	$bn
Total assets	0.5	0.1	0.1	400	400

Reported Performance

        Consumer Distribution net profit was $139 million, $3 million or 2% higher than the prior corresponding period and the prior period.

        Operating income increased by $14 million or 2% over the prior corresponding period from growth in retail lending, and declined marginally by $4 million on the previous half due to wealth sales.

        Operating expenses increase by $8 million or 2% on the prior corresponding period, but decreased $10 million or 3% on the previous half. This was due to an outsourcing asset written off in the previous half (see below).

Net profit attributable to equity holders reconciliation
Reported net profit	139	136	136	2	2
Outsourcing asset written off	—	9	—	—	—

Total adjustments	—	9	—	—	—

Ongoing net profit attributable to equity holders	139	145	136	(4)	2

(1)
Refer to Section 8.1 for a reconciliation of economic profit to net profit attributable equity holders.

        The outsourcing asset mentioned above was written off in the second half of 2002. It was included as a proportion of the individually significant items, and therefore has been excluded in the above table to show ongoing net profit for consumer distribution.

        Detailed business commentary on these ongoing comparatives is given overleaf.

A$m Ongoing basis	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	(15)	(13)	(6)	(15)	(150)
Ongoing non-interest income	605	607	582	(0)	4

Ongoing net operating income (including gross up)	590	594	576	(1)	2
Ongoing operating expenses	(380)	(378)	(372)	(1)	(2)
Goodwill amortisation	(8)	(8)	(8)	—	—

Ongoing operating profit before bad and doubtful debts	202	208	196	(3)	3
Bad and doubtful debts	—	—	—	—	—

Ongoing profit from ordinary activities before income tax	202	208	196	(3)	3
Tax equivalent gross up	—	—	—	—	—
Ongoing income tax and outside equity interests	(63)	(63)	(60)	—	(5)

Ongoing net profit attributable to equity holders	139	145	136	(4)	2

Goodwill amortisation	8	8	8	—	—

Ongoing cash earnings	147	153	144	(4)	2

Ongoing economic profit(1)	135	143	131	(6)	3
Expense to income (excluding goodwill)	64.4%	63.6%	64.6%	-80bps	20bps
	$bn	$bn	$bn
Total assets	0.5	0.1	0.1	400	400

Ongoing Performance

First Half '03—First Half '02

        Consumer Distribution contributed $147 million cash earnings and $139 million net profit, an increase of $3 million or 2% relative to the prior corresponding period.

        Operating income increased by $14 million or 2% with continued growth in retail lending and deposits tempered by softer wealth sales due to the prolonged weakness in global equity markets. Key points included:

  •
  new mortgage lending continued to underpin earnings. Lending grew by 18% on the prior corresponding period, with "all banks share of new lending" market share(2) improving by 270 bps to 22.5%;

  •
  sales of our legacy wealth products were down 29% on the prior corresponding period. The weakness in equity markets lead investors to divert their resources into more defensive cash holdings; and

  •
  the flipside to slower wealth sales has been a dramatic increase in retail deposits (up 20% over the year) and an increase in residential property investment.

        Operating expenses increased by $8 million or 2% despite volume growth and the natural increase in personnel costs. Within this increase, the unit was also able to absorb further investment in its online capability.

(1)
Refer to Section 8.2 for a reconciliation of ongoing economic profit to net profit attributable to equity holders.

(2)
Australian Bureau of Statistics, January 2003.

First Half '03—Second Half '02

        Cash earnings and net profit decreased on the previous half year, reducing $6 million or 4%. Despite strong performance in mortgage lending, the decline in wealth sales reduced our overall earnings.

        Although mortgage lending is typically stronger in the second half (due to slowdown over Christmas and New Year period), new mortgage lending for the period matched second half 2002 volumes. This was offset by wealth product sales (down 39%) that were again affected by the weaker investment climate.

Key Business Drivers

Financial Planning and Advice % Change in Sales	Priority customers as % of total customer base

Mortgage Drawdowns	Customer Satisfaction

Business Developments

  •
  Continued focus on deepening customer relationships has resulted in the proportion of priority customers (typically those with whom we have significant multi-product relationships), growing by 10% on the prior corresponding period. These customers now comprise over 30% of our Australian retail customer base.

  •
  Mortgage outstandings have grown off the back of strong market growth and renewed focus on attrition management. Mortgage churn(1) reduced by 15% in the current period. The average size of a new mortgage increased 12% on March 2002 to over $170,000.

  •
  Sales of risk products(2) have increased significantly with market share growing 36% on the prior period, making us the sixth largest risk product provider.

  •
  Mortgage brokers continue to be a significant source of new business, and we have further improved services to this channel by leveraging our online capabilities. In particular, fast online credit decisioning providing conditional loan approval to potential customers is now available to our lending partners.

  •
  Westpac Contact Centres continue to maintain their industry leading position by again topping the finance sector in customer survey benchmarking studies, for meeting and exceeding customer expectations and providing a superior service experience.

(1)
The Mortgage churn percentage is calculated by comparing the total of above schedule mortgage repayments (net of redraws) and refinanced loan closure amounts against the total mortgage portfolio.
(2)
The main risk products include income protection, death and disability, and term life.

4.1.2    Business Distribution

        Business Distribution includes our middle market and small business sales force and service centres as well as our regional service network. Operating income is earned from the product groups for sales and services provided to customers. The bad debt expense for business banking customers is recognised here.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	41	34	46	21	(11)
Non-interest income	693	875	674	(21)	3

Net operating income (including gross up)	734	909	720	(19)	2
Operating expenses	(418)	(415)	(425)	(1)	2
Goodwill amortisation	(11)	(11)	(11)	—	—

Operating profit before bad and doubtful debts	305	483	284	(37)	7
Bad and doubtful debts	(43)	(65)	(35)	34	(23)

Profit from ordinary activities before income tax	262	418	249	(37)	5
Tax equivalent gross up	—	—	—	—	—
Income tax and outside equity interests	(82)	(64)	(77)	(28)	(6)

Net profit attributable to equity holders	180	354	172	(49)	5

Goodwill amortisation	11	11	11	—	—

Cash earnings	191	365	183	(48)	4

Economic profit(1)	129	306	126	(58)	2
Expense to income (before goodwill)	56.9%	45.6%	59.1%	large	260bps
	$bn	$bn	$bn
Total assets	(0.5)	0.5	0.5	(200)	(200)

Reported Result

        Business distribution reported net profit was $180 million, a $8 million or 5% increase on the prior corresponding period and a 49% decrease on the previous half due to the inclusion of a proportion of the profit on the sale of AGC and the write off of an outsourcing asset. Business distribution figures also included AGC results in 2002.

        Operating income of $734 million increased $14 million or 2% on the prior corresponding period and declined 19% on the previous half. This was due to the inclusion of the profit on the sale of AGC in the second half of 2002.

        Operating expenses were $418 million, $7 million or 2% down on the prior corresponding period, and $3 million or 1% up on the previous half.

        Bad and doubtful debts of $43 million were $8 million or 23% higher than the prior corresponding period and $22 million or 34% down on the previous half.

Net profit attributable to equity holders reconciliation
Reported net profit	180	354	172	(49)	5
Profit on sale of AGC	—	(206)	—	—	—
AGC profit on operations	—	(9)	(40)	—	—
Outsourcing asset written off	—	10	—	—	—

Total adjustments	—	(205)	(40)	—	—

Ongoing net profit attributable to equity holders	180	149	132	21	36

        Detailed business commentary on these ongoing comparatives is given overleaf.

(1)
Refer to Section 8.1 for a reconciliation of economic profit to net profit attributable equity holders.

A$m Ongoing basis	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03		% Mov't Mar 02- Mar 03
Net interest income (including gross up)	41	34	46	21		(11)
Ongoing non-interest income	693	647	595	7		16

Ongoing net operating income (including gross up)	734	681	641	8		15
Ongoing operating expenses	(418)	(397)	(414)	(5)		(1)
Goodwill amortisation	(11)	(11)	(11)	—		—

Ongoing operating profit before bad and doubtful debts	305	273	216	12		41
Bad and doubtful debts	(43)	(62)	(24)	31		(79)

Ongoing profit from ordinary activities before income tax	262	211	192	24		36
Tax equivalent gross up	—	—	—
Ongoing income tax and outside equity interests	(82)	(62)	(60)	(32)		(37)

Ongoing net profit attributable to equity holders	180	149	132	21		36

Goodwill amortisation	11	11	11	—		—

Ongoing cash earnings	191	160	143	19		34

Ongoing economic profit(1)	129	103	88	25		47
Expense to income (excluding goodwill)	56.9%	58.3%	64.6%	140	bps	770	bps
	$bn	$bn	$bn
Total assets	(0.5)	0.5	0.5	(200)		(200)

Ongoing Performance

First Half '03—First Half '02

        Business Distribution contributed $191 million cash earnings, an increase of $48 million or 34% relative to the prior corresponding period. Net profit increased $48 million or 36% to $180 million.

        Operating income increased by $93 million or 15%. The significant driver of this result was strong growth in our principal lending portfolios. In particular:

  •
  the equipment finance portfolio increased by $2.5 billion or 350% to $3.6 billion; and

  •
  the business finance portfolio growth rate increased to 4% from 2% (excluding equipment finance).

        Operating expenses were up only 1% on last year despite additional investment in core systems.

        Bad and doubtful debts increased by $19 million, primarily due to an increase in general provisions in line with the rebuild of the equipment finance book.

(1)
Refer to Section 8.2 for a reconciliation of ongoing economic profit to net profit attributable to equity holders.

First Half '03—Second Half '02

        Cash earnings increased $31 million or 19% on the previous half year, with net profit increasing 21% or $41 million.

        Operating income increased by $53 million or 8% due to the same factors as the prior corresponding period. The equipment finance portfolio increased by $1.4 billion.

        Operating expenses increased by $21 million or 5%, due to increased spending on strategic investments and additional marketing during the half. Bad and doubtful debts decreased by $19 million or 31% reflecting lower levels of specific provisions.

Key Business Drivers

Business Finance(1)	Impaired assets to Total Committed Exposure
Portfolio by Loan Grade(2)	Savings & Transactions

Business Developments

  •
  Growth in lending was distributed across our key segments: Small Business and Middle Markets, supported by our industry focus. During this period we launched industry packages for independent schools, manufacturing and independent financial advisers.

  •
  To achieve our goal of improving customer service we continued to enhance our online offering, developed a business banking specialists quarterly report focused on regional Australia and opened several new business banking centres aimed at better meeting the needs of our small business customers.

  •
  The quality of the portfolio has reached historically high levels with impaired assets as a percentage of the portfolio halving over the last three years. The performance is reflected in our bad debt results.

(1)
Business Finance excludes AGC figures from comparative periods.

(2)
The business bank lending portfolio contains two loan types: product priced loans and transaction priced loans. Product priced loans are priced using a generic price and are not risk graded, while transaction priced products are risk graded with price based on risk grade assigned to individual transactions, e.g. commercial bills and business loans secured by business assets. The graph only contains data in relation to the transaction priced loans. Accordingly, columns do not add to 10%.

4.1.3    Consumer Products

        Australian Consumer Products comprises home lending, credit cards, transaction and deposit accounts, personal loans, and general insurance. Sales and service commissions passed to the distribution businesses are recorded as a charge against non-interest income. The bad debt expense for consumer customers is recognised here.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	1,023	1,013	1,124	1	(9)
Non-interest income	(448)	4	(423)	large	(6)

Net operating income (including gross up)	575	1,017	701	(43)	(18)
Operating expenses	(203)	(234)	(249)	13	18
Goodwill amortisation	(9)	(9)	(9)	—	—

Operating profit before bad and doubtful debts	363	774	443	(53)	(18)
Bad and doubtful debts	(106)	(109)	(157)	4	32

Profit from ordinary activities before income tax	257	665	286	(61)	(10)
Tax equivalent gross up	—	—	—	—	—
Income tax and outside equity interests	(81)	(79)	(87)	(3)	7

Net profit attributable to equity holders	176	586	199	(70)	(12)

Goodwill amortisation	9	9	9	—	—

Cash earnings	185	595	208	(69)	(11)
Economic profit(1)	141	565	178	(75)	(21)
Expense to income (before goodwill)	35.3%	23.0%	35.5%	large	20	bps
	$bn	$bn	$bn
Deposits and other public borrowings	44.1	40.7	40.5	8	9
Net loans and acceptances	80.4	73.8	72.4	9	11
Total assets	81.2	74.5	73.2	9	11

Reported Performance

        Consumer Products reported net profit was $176 million, $23 million or 12% down on the prior corresponding period and a large decrease on the previous half. This was due to a large proportion of the profit on the sale of AGC being included in Consumer Products second half results.

        Operating income was $575 million for the half, an 18% reduction on the prior corresponding period and a large reduction on the previous half due to the reasons mentioned above. Reported 2002 results included AGC results, which distort the comparisons with the 2003 half.

        Operating expenses were $203 million, an 18% reduction on the prior corresponding period and a 13% reduction on the previous half.

(1)
Refer to Section 8.1 for a reconciliation of economic profit to net profit attributable to equity holders.

        Bad and doubtful debts were $106 million, a 32% reduction on the prior corresponding period and a 4% reduction on the previous half.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net profit attributable to equity holders reconciliation
Reported net profit	176	586	199	(70)	(12)
Profit on sale of AGC	—	(405)	—	—	—
AGC profit on operations	—	4	(39)	—	—
Outsourcing asset written off	—	7	—	—	—

Total adjustments	—	(395)	(39)	—	—

Ongoing net profit attributable to equity holders	176	191	160	(8)	10

        Detailed business commentary on these ongoing comparatives is given overleaf.

A$m Ongoing basis	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03		% Mov't Mar 02- Mar 03
Net interest income (including gross up)	1,023	974	971	5		5
Ongoing non-interest income	(448)	(401)	(426)	(12)		(5)

Ongoing net operating income (including gross up)	575	573	545	0		6
Ongoing operating expenses	(203)	(213)	(212)	5		4
Goodwill amortisation	(9)	(9)	(9)	—		—

Ongoing operating profit before bad and doubtful debts	363	351	324	3		12
Bad and doubtful debts	(106)	(84)	(102)	(26)		(4)

Ongoing profit from ordinary activities before income tax	257	267	222	(4)		16
Tax equivalent gross up	—	—	—
Ongoing income tax and outside equity interests	(81)	(76)	(62)	(7)		(31)

Ongoing net profit attributable to equity holders	176	191	160	(8)		10

Goodwill amortisation	9	9	9	—		—

Ongoing cash earnings	185	200	169	(8)		9

Ongoing economic profit(1)	141	174	138	(19)		2
Expense to income (excluding goodwill)	35.3%	37.2%	38.9%	190	bps	360	bps
	$bn	$bn	$bn
Deposits and other public borrowings	44.1	40.7	36.9	8		20
Net loans and acceptances	80.4	73.8	67.8	9		19
Total assets	81.2	74.5	68.6	9		18

(1)
Refer to Section 8.2 for a reconciliation of ongoing economic profit to net profit attributable to equity holders.

Ongoing Performance

First Half '03—First Half '02

        Consumer Products contributed $185 million cash earnings, an increase of $16 million or 9% on the prior corresponding period. Net profit was $176 million, an increase of $16 million or 10%.

        Operating income increased by $30 million or 6%. Significant drivers of this result included:

  •
  core home loan outstandings up $11 billion or 18%(1), retail deposit volumes up $7 billion or 20%, and card outstandings up $0.4 billion or 9%; and

  •
  growth in product portfolios has been largely offset by margin compression.

        Operating expenses improved by $9 million or 4%, reflecting normal expense growth and investments being offset by significant benefits generated from a cost reduction program. This included extracting value from outsourcing agreements for several operations areas. The combination of operating income growth and an improved expense position has assisted in driving our expense to income ratio down 360 bps to 35.3%.

First Half '03—Second Half '02

        Cash earnings and net profit reduced by $15 million over the previous half.

        Operating income improved by $2 million. Our core portfolios continued to perform strongly with home loan outstandings increasing $6 billion and retail deposit volumes $3 million although spreads have remained under pressure.

        Operating expenses improved by $10 million or 5% due to the continued success of our cost reduction programs.

        Bad and doubtful debts increased $22 million or 26% as a result of additional portfolio growth requiring increased dynamic provisioning, particularly in higher risk cards and personal loan portfolios.

(1)
This includes equity access and securitised loans.

Key Business Drivers

Deposit Outstandings	Mortgage Outstandings
Cardholder Outstandings	Consumer Delinquencies over 90 Days

Business Developments

  •
  The performance of our Australian consumer product portfolio year on year reflects strong growth within our home lending and retail deposit portfolios, coupled with growth in our credit cards.

  •
  Home lending continues to be the predominant driver of growth, with overall growth in outstandings of $11 billion (18%) on the prior corresponding period in a highly competitive marketplace. Growth has been evenly spread across our three home loan segments, with the "Rocket" loan product suite the predominant driver contributing $8 billion or 71% of the total growth.

  •
  We continue to experience strong volume growth in our retail deposit book, led by the "CMA Investor Option" product ($4 billion, 67%) and Term Deposits ($4 billion, 29%) on the prior corresponding period. This growth has been driven by investors seeking safe investment alternatives.

  •
  Our credit card portfolio has undergone a period of consolidation following the demise of Global Rewards and the subsequent launch of the Altitude rewards program. The continued refinement and introduction of new and improved benefits into the program has seen our market share stabilise and we have maintained our number two ranking in the credit card market.

  •
  Consumer delinquencies on unsecured consumer lending have increased slightly on previous results. The quality of mortgage portfolio is outstanding and shows no signs of stress.

(1)
Australian Banking Association, February 2003.

4.1.4    Business Products

        Australian Business Products includes business lending, deposit and transaction accounts, and working capital activities. Sales and service commissions passed to the distribution businesses are recorded as a charge against non-interest income. Bad debt expenses are carried by the distribution business.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	463	450	467	3	(1)
Non-interest income	(238)	(172)	(235)	(38)	(1)

Net operating income (including gross up)	225	278	232	(19)	(3)
Operating expenses	(144)	(149)	(144)	3	—
Goodwill amortisation	(1)	(1)	(1)	—	—

Operating profit before bad and doubtful debts	80	128	87	(38)	(8)
Bad and doubtful debts	—	—	—	—	—

Profit from ordinary activities before income tax	80	128	87	(38)	(8)
Tax equivalent gross up	—	—	—	—	—
Income tax and outside equity interests	(25)	(24)	(28)	(4)	11

Net profit attributable to equity holders	55	104	59	(47)	(7)

Goodwill amortisation	1	1	1	—	—
Cash earnings	56	105	60	(47)	(7)

Economic profit(1)	44	95	53	(54)	(17)
Expense to income (before goodwill)	64.0%	53.7%	62.0%	large	-200bps
	$bn	$bn	$bn
Deposits and other public borrowings	21.1	20.8	19.9	1	6
Net loans and acceptances	28.4	25.1	26.8	13	6
Total assets	29.5	26.6	29.3	11	1

Reported Performance

        Business Products reported profit of $55 million was $4 million or 7% lower than the prior corresponding period and 47% lower than the previous half due to the inclusion of a proportion of the profit on the sale of AGC, and also AGC results in 2002.

        Operating income was $225 million, $7 million or 3% lower than the prior corresponding period and 19% lower than the previous half due to the above mentioned reasons.

        Operating expenses were $144 million, flat on the prior corresponding period and $5 million lower than the previous half.

Net profit attributable to equity holders reconciliation
Reported net profit	55	104	59	(47)	(7)
Profit on sale of AGC	—	(52)	—	—	—
AGC profit on operations	—	(3)	(5)	—	—
Outsourcing asset written off	—	4	—	—	—

Total adjustments	—	(51)	(5)	—	—

Ongoing net profit attributable to equity holders	55	53	54	4	2

        Detailed business commentary on these ongoing comparatives is given overleaf.

(1)
Refer to Section 8.1 for a reconciliation of economic profit to net profit attributable equity holders.

A$m Ongoing basis	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	463	427	401	8	15
Ongoing non-interest income	(238)	(208)	(188)	(14)	(27)

Ongoing net operating income (including gross up)	225	219	213	3	6
Ongoing operating expenses	(144)	(141)	(133)	(2)	(8)
Goodwill amortisation	(1)	(1)	(1)	—	—

Ongoing operating profit before bad and doubtful debts	80	77	79	4	1
Bad and doubtful debts	—	—	—	—	—

Ongoing profit from ordinary activities before income tax	80	77	79	4	1
Tax equivalent gross up	—	—	—	—	—
Ongoing income tax and outside equity interests	(25)	(24)	(25)	(4)	—

Ongoing net profit attributable to equity holders	55	53	54	4	2

Goodwill amortisation	1	1	1	—	—

Ongoing cash earnings	56	54	55	4	2

Ongoing economic profit(1)	44	44	47	—	(6)
Expense to income (excluding goodwill)	64.0%	64.4%	62.4%	40 bps	-160 bps
	$bn	$bn	$bn
Deposits and other public borrowings	21.1	20.8	19.9	1	6
Net loans and acceptances	28.4	25.1	22.3	13	27
Total assets	29.5	26.6	24.7	11	19

Ongoing Performance

First Half '03—First Half '02

        Business products contributed $56 million cash earnings for the half year and $55 million net profit, an increase of $1 million or 2% relative to the prior corresponding period.

        Operating income increased by $12 million or 6%. The key driver of this result was growth in portfolio outstandings. In particular:

  •
  our equipment finance book has been re-built to 70% of its pre-sale size through strong sales and customer retention activities; and

  •
  an increase in the prosperity of small and medium businesses to fund growth through increased lending has seen the portfolio rise over the period. Residential-backed business lending was particularly strong, and is popular with Small and Medium Enterprises.

        Operating expenses increased by $11 million or 8% due to an additional investment of $6 million related to building our penetration of targeted SME sectors for growth in both equipment finance and merchants acquiring businesses. This investment has increased sector penetration by 13%.

First Half '03—Second Half '02

        Our cash earnings net profit increased $2 million or 4% on the previous half year.

        Operating income increased by $6 million or 3% due to similar reasons as the prior corresponding period.

        Operating expenses increased by $3 million or 2% due to the impact of additional operational costs associated with a higher number of business loans written in this period.

(1)
Refer to Section 8.2 for a reconciliation of ongoing economic profit to net profit attributable equity holders.

Key Business Drivers

Equipment Finance Outstandings	Business Deposit Outstandings
Business Leading Outstandings	Merchant Turnover

Business Developments

  •
  Following the completion of the AGC sale in May 2002, $3.6 billion of the equipment finance portfolio has been rebuilt. We have succeeded in mitigating any potential loss of customers due to the sale and the portfolio continues to exceed our expectations both in terms of growth in outstandings and revenue generated.

  •
  Business Deposits have grown by $0.4 billion or 2% relative to the prior corresponding period.

  •
  Our Business Lending portfolio grew $2.2 billion or 10% on the prior corresponding period.

  •
  Through active targeting of SME's, our merchants business has continued to grow relative to the first half of 2002. The number of terminals has grown to 78,000 or by 13% and the turnover per terminal has increased 6%.

  •
  Our business products won four gold medals at the Personal Investor Financial Services Awards, and Westpac won Business Lender of the Year for the 2nd consecutive time. CFO Magazine also awarded us Business Bank of the Year.

4.2    BT FINANCIAL GROUP

        The BT Financial Group (BTFG), our newly named wealth management business, designs, manufactures and services financial products that enable customers to achieve their financial goals through the accumulation, management and protection of personal wealth. These products include managed investments, life insurance, superannuation, margin lending, administration platforms (Wrap and Corporate Superannuation) and discount broking. Distribution of Wealth Management products is conducted through our Australian and New Zealand consumer distribution businesses and an extensive range of independent financial advisers.

        At 30 September 2002 we changed our accounting policy in respect of our wealth business with the adoption of accrual accounting to standardise accounting treatment across recent acquisitions and to provide more transparent information consistent with the underlying performance of the business. All comparative periods have been restated, to take account of the impact of the change in accounting policy, consequently, these results cannot be compared with prior year disclosures.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	39	14	15	179	160
Non-interest income	264	13	154	large	71

Net operating income (including gross up)	303	27	169	large	79
Operating expenses	(192)	(193)	(77)	1	(149)
Goodwill amortisation	(28)	(2)	(2)	large	large

Operating profit before bad and doubtful debts	83	(168)	90	149	(8)
Bad and doubtful debts	—	—	—	—	—

Profit from ordinary activities before income tax	83	(168)	90	149	(8)
Tax equivalent gross up	—	—	—	—	—
Income tax and outside equity interests	(25)	47	(14)	(153)	(79)

Net profit attributable to equity holders	58	(121)	76	148	(24)

Goodwill amortisation	28	2	2	large	large

Cash earnings	86	(119)	78	172	10

Economic profit(1)	7	(193)	57	104	(88)
Expense to income (before goodwill)	63.4%	714.8%	45.6%	large	large
	$bn	$bn	$bn
Total assets	13.6	9.1	9.7	49	40
Funds under management	43.3	33.8	24.9	28	74

        During the period under review, the wealth management business recorded two significant acquisitions. On 1 June 2002 Rothschild Australia Asset Management (RAAM) was acquired, followed by the purchase of the BT Funds Management business (BTFM) on 31 October 2003.

Reported Performance

        BTFG net profit was $58 million, a 24% decrease on the prior corresponding period and a large increase on the previous half. This is due to the write off of embedded value and a BT acquisition provision included in the second half. These are detailed in the table below.

        Operating income was $303 million, a large increase over both previous halves due to the reasons mentioned above and also due to the business transformation that occurred in early 2003.

(1)
Refer to Section 8.1 for a reconciliation of economic profit to net profit attributable to equity holders.

        Operating expenses were $192 million, a large increase over the prior corresponding period but flat on the previous half. Goodwill amortisation has increased $26 million due to the purchase of BTFM ($18 million) and RAAM ($8 million).

Net profit attributable to equity holders reconciliation
Reported net profit	58	(121)	76	148	(24)
EV uplift written off	—	109	—	—	—
BT acquisition provision	—	60	—	—	—

Total adjustments	—	169	—	—	—

Ongoing net profit attributable to equity holders	58	48	76	21	(24)

        Detailed business commentary on these ongoing comparatives is given overleaf.

A$m Underlying basis	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	39	14	15	179	160
Underlying non-interest income	264	155	154	70	71

Underlying net operating income (including gross up)	303	169	169	79	79
Underlying operating expenses	(192)	(107)	(77)	(79)	(149
Goodwill amortisation	(28)	(2)	(2)	large	large

Underlying operating profit before bad and doubtful debts	83	60	90	38	(8)
Bad and doubtful debts	—	—	—	—	—

Underlying profit from ordinary activities before income tax	83	60	90	38	(8)
Tax equivalent gross up	—	—	—	—	—
Underlying income tax and outside equity interests	(25)	(12)	(14)	(108)	(79)

Underlying net profit attributable to equity holders	58	48	76	21	(24)

Goodwill amortisation	28	2	2	large	large

Underlying cash earnings	86	50	78	72	10

Underlying economic profit(1)	8	18	57	(56)	(86)
Expense to income (excluding goodwill)	63.4%	63.3%	45.6%	-10bps	large
	$bn	$bn	$bn
Total assets	13.6	9.1	9.7	49	40
Funds under management	43.3	33.8	24.9	28	74

Underlying Performance

First Half '03—First Half '02

        BTFG contributed $86 million cash earnings, an increase of $8 million relative to the prior corresponding period. This compares to $58 million net profit, a decrease of $18 million due to the increase in goodwill amortisation from our recent acquisitions.

        Operating income increased $134 million compared with prior corresponding period principally as a result of the acquisition of RAAM and BTFM. The increase in operating expenses of $115 million in the 31 March 2003 half year is attributable to the recent acquisitions (net of realised cost synergies).

(1)
Refer to Section 8.2 for a reconciliation of underlying economic profit to net profit attributable to equity holders.

        Our expense to income ratio has increased as a consequence of the acquisition of RAAM and BTFM, where the differing business mix resulted in a higher ratio than our legacy business. The continuing realisation of integration synergy benefits will drive a marked improvement in the ratio over time.

        The integration of the acquired businesses with our legacy Westpac wealth management operations is progressing ahead of expectations, with strong progress in all areas. Synergy expectations assumed at the time of the acquisition are being exceeded, delivering more favourable financial benefits than initially anticipated.

First Half '03—Second Half '02

        Cash earnings increased $36 million or 72% on the previous half year, and net profit increased $10 million or 21%.

        Operating income increased $134 million. Significant items impacting this result include:

  •
  the increase in operating income as a result of the above mentioned acquisitions is approximately $119 million in the 31 March 2003 half year; and

  •
  $3 million write-down of investment in Hartleys to market value as at 31 March 2003 and $16 million in the previous half year.

        Non-interest income is in line with increases in funds under management and administration.

        Operating expenses have increased $85 million as compared to the previous half year as a consequence of the recent acquisitions, net of cost synergies that have been realised as part of integration.

Key Business Drivers

Platform FUA	Retail FUM
In-force Premiums	Margin Lending Outstandings

Business Developments

  •
  Platform Funds Under Administration (FUA) includes the following products: Personal Portfolio Service, Personal Portfolio Management, Wrap and Corporate Super, and is consistent with the classification adopted by ASSIRT. The acquisition of BTFM's Wrap and corporate super businesses on 31 October 2002 significantly strengthened Westpac's product offering in this area. Quarterly market share statistics released by ASSIRT at December 2002 in the platform category reported assets administered by BTFG at $15.3 billion ranking it fourth in size and equal first in net quarterly inflows.

  •
  The addition of RAAM and BTFM businesses to Westpac's retail Funds Under Management (FUM) base saw a marked increase in retail FUM. As anticipated, net retail outflows over the past six months, combined with continued declines in the investment markets have seen an overall contraction in retail FUM. While our competitors have also been affected by market conditions, the impact on BTFG has been compounded by cautionary ratings applied by research houses and asset consultants to products following the recent acquisitions. BTFG is in discussions with the research houses and asset consultants to explain how the investment process has been enhanced and expects gradual improvements in ratings over time.

  •
  Australian and New Zealand in-force premiums have continued to grow strongly with 28% growth on the prior corresponding period and 13% growth on the previous half year. The latest Australian market share statistics compiled by DEXXR for the twelve months to 30 September 2002 indicate that the life risk insurance business gained 11.8% of all new lump sum business, up from 7.8% for the same period in 2001, and gained 9.7% of new individual life risk business (ranking fifth), up from 6.4% in 2001.

  •
  The combination of Westpac's margin lending portfolio with the BT portfolio has dramatically increased the scale and product features offered to a wider customer base. As at 31 December 2002 Reserve Bank of Australia (RBA) statistics report BTFG's margin lending outstandings as 15.6% of the total market compared to 5.7% at 30 September 2002 and 6% at 31 March 2002 for our legacy margin lending business.

4.3    WESTPAC INSTITUTIONAL BANK

        Our institutional bank meets the financial needs of corporations and institutions either based in, or with interests in Australia and New Zealand. We also provide certain services to middle market business banking customers in Australia and New Zealand.

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	298	240	240	24	24
Non-interest income	261	66	264	295	(1)

Net operating income (including gross up)	559	306	504	83	11
Operating expenses	(233)	(202)	(206)	(15)	(13)
Goodwill amortisation	(1)	—	—	—	—

Operating profit before bad and doubtful debts	325	104	298	213	9
Bad and doubtful debts	(43)	(45)	(94)	4	54

Profit from ordinary activities before income tax	282	59	204	378	38
Tax equivalent gross up	—	—	—	—	—
Income tax and outside equity interests	(80)	(58)	(80)	(38)	—

Net profit attributable to equity holders	202	1	124	large	63

Goodwill amortisation	1	—	—	—	—

Cash earnings	203	1	124	large	64

Economic profit(1)	125	(74)	49	269	155
Expense to income (before goodwill)	41.7%	66.0%	40.8%	large	-90bps
	$bn	$bn	$bn
Deposits and other public borrowings	11.7	12.0	10.0	(3)	17
Net loans and acceptances	22.4	21.5	19.3	4	16
Total assets	50.2	49.1	42.2	2	19

Reported Performance

        Westpac Institutional Bank net profit was $202 million, a 63% increase on the prior corresponding period and a large increase on the previous half. This was partially due to the GIP writedown in the second half of 2002.

        Operating income was $559 million, a 11% increase on the prior corresponding period and an 83% increase on the previous half.

        Operating expenses were $233 million, a 13% increase on the prior corresponding period and a 15% increase on the previous half.

        Bad and doubtful debts were $43 million, a 54% decrease on the prior corresponding period and a 4% decrease on the previous half.

Net profit attributable to equity holders reconciliation
Reported net profit	202	1	124	large	63
GIP writedown	—	149	—	—	—

Total adjustments	—	149	—	—	—

Ongoing net profit attributable to equity holders	202	150	124	35	63

(1)
Refer to Section 8.1 for a reconciliation of economic profit to net profit attributable to equity holders.

        Detailed business commentary on these ongoing comparatives is given overleaf.

A$m Ongoing basis	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Net interest income (including gross up)	298	240	240	24	24
Ongoing non-interest income	261	215	264	21	(1)

Ongoing net operating income (including gross up)	559	455	504	23	11
Ongoing operating expenses	(233)	(202)	(206)	(15)	(13)
Goodwill amortisation	(1)	—	—	—	—

Ongoing operating profit before bad and doubtful debts	325	253	298	28	9
Bad and doubtful debts	(43)	(45)	(94)	4	54

Ongoing profit from ordinary activities before income tax	282	208	204	36	38
Tax equivalent gross up	—	—	—	—	—
Ongoing income tax and outside equity interests	(80)	(58)	(80)	(38)

Ongoing net profit attributable to equity holders	202	150	124	35	63

Goodwill amortisation	1	—	—	—	—
Ongoing cash earnings	203	150	124	35	64

Ongoing economic profit(1)	125	75	49	67	155
Expense to income (excluding goodwill)	41.7%	44.3%	40.8%	260bps	-90bps
	$bn	$bn	$bn
Deposits and other public borrowings	11.7	12.0	10.0	(3)	17
Net loans and acceptances	22.4	21.5	19.3	4	16
Total assets	50.2	49.1	42.2	2	19

Ongoing Performance

First Half '03—First Half '02

        The institutional bank produced a strong result underpinned by continued growth in customer business and a significantly improved financial markets performance. Cash earnings rose $79 million or 64% on the prior corresponding period, with a corresponding $78 million or 63% increase in net profit.

        Net interest income growth of $58 million or 24% was generated through a combination of 16% growth in net loans and advances, the addition of high margin structured finance deals, and the net interest component of improved financial markets income. Non-interest income was steady and included $7 million from Hastings Funds Management Limited in which a controlling interest was acquired (51%) on 16 October 2002.

        The $27 million or 13% increase in expenses largely reflects investment in business systems, growth in variable personnel costs, increased share of corporate overhead and $4 million from Hastings.

        An overall improvement in the credit quality of the loan portfolio resulted in a significantly reduced bad debt charge. Increased provisioning associated with growth in customer net loans was largely offset by the full recovery of several previously impaired loans.

        Economic profit recorded significant growth of $76 million or 155% as a result of strong underlying business performance with relatively flat capital usage.

First Half '03—Second Half '02

        The strong performance in this half was further demonstrated by the growth in cash earnings of $53 million (35%) and net profit growth of $52 million. Economic profit growth was $50 million (67%), evidenced by a strong improvement in ROE relative to the cost of equity.

        Net interest income was up $58 million or 24% due to similar factors mentioned above. A significantly improved financial markets performance delivered strong non-interest income growth of $46 million or 21%.

(1)
Refer to Section 8.2 for a reconciliation of ongoing economic profit to net profit attributable to equity holders.

Key Business Drivers

Financial Markets Product Income(1)	Top 10 Industry Exposures

Total Committed Exposure by Loan Grade	Impaired Assets/Total WIB Committed Exposure

Business Developments

  •
  Continued focus on better understanding and servicing corporate and institutional customers has resulted in growth in net loans and acceptances and healthy increases in financial market product customer volumes, particularly in interest rate products.

  •
  Financial market product income increased by 17% over the prior corresponding period and 61% over the preceding six month period underpinned by the return to more normal trading profits from the previous half and higher customer flows. Increased volumes in foreign exchange over the twelve month period, together with strengthened market share, positively offset margin compression.

  •
  Total committed exposure to investment grade counter-parties was steady at 91% of total committed exposures. Total committed exposure to the property and energy industries has increased over the period. Growth in listed property trusts is the major driver of the increase in the property industry total committed exposure. In the energy industry, all new lending has been to Australian and New Zealand utilities. Of this increase, 40% is in the form of bridging or underwriting facilities to acquire regulated distribution and transmission business following the exit of US utilities from the market.

  •
  Upgrades and repayments have resulted in impaired assets reducing 38% on the prior corresponding period and 22% on the preceding six month period.

(1)
Interest rate products includes interest rate derivatives and secondary markets activity in debt securities, but excludes primary markets activity.

4.4    NEW ZEALAND—BANKING

        Our New Zealand Banking operations provide banking and wealth management products and services to New Zealand consumer and business customers. The table below shows the results of our New Zealand banking and commercial banking operations and our Westpac Investment Management business. The results do not include the performance of our New Zealand Institutional Bank, our New Zealand Life Company or BTNZ. All figures are Australian dollar (AUD) except for local currency movements as noted. Comparatives are reported on an ongoing basis (ie. excluding 2002 AGC earnings).

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03	Local ccy % Mov't Sep 02- Mar 03	Local ccy % Mov't Mar 02- Mar 03
Net interest income (including gross up)	346	341	310	1	12	(3)	7
Non-interest income	158	237	143	(33)	10	(36)	6

Net operating income (including gross up)	504	578	453	(13)	11	(17)	7
Operating expenses	(241)	(218)	(238)	(11)	(1)	(5)	(3)
Goodwill amortisation	(18)	(19)	(18)	5	—	—	—

Operating profit before bad and doubtful debts	245	341	197	(28)	24	(31)	19
Bad and doubtful debts	(22)	(18)	(33)	(22)	33	(18)	37

Profit from ordinary activities before income tax	223	323	164	(31)	36	(34)	31
Tax equivalent gross up	—	—	—	—	—	—	—
Income tax and outside equity interests	(80)	(79)	(64)	(1)	(25)	4	(21)

Net profit attributable to equity holders	143	244	100	(41)	43	(44)	36

Goodwill amortisation	18	19	18	5	—	—	—

Cash earnings	161	263	118	(39)	36	(41)	31

Economic profit(1)	80	185	38	(57)	111	(58)	100
Expense to income (before goodwill)	47.8%	37.7%	52.6%	large	480bps	-990bps	490 bps
	$bn	$bn	$bn
Deposits and other public borrowings	15.2	14.2	13.0	7	17	1	6
Net loans and acceptances	21.2	18.9	17.4	12	22	5	9
Total assets	22.3	19.9	18.5	12	21	5	8

Reported Performance (local currency)

        New Zealand net profit was $143 million, a 36% increase on the prior corresponding period and a 44% decrease on the previous half due to the inclusion of a proportion of the profit on the sale of AGC and 2002 figures containing AGC results.

        Operating income was $504 million, a 7% increase on the prior corresponding period and 17% decrease on the previous half.

        Operating expenses were $241 million, 3% up on the prior corresponding period and 5% higher than the previous half.

(1)
Refer to Section 8.1 for a reconciliation of economic profit to net profit attributable to equity holders.

        Bad and doubtful debts were $22 million, 37% decrease on the prior corresponding period and an 18% increase on the previous half.

Net profit a ributable to equity holders reconciliation
Reported net profit	143	244	100	(41)	43	(44)	36
Profit on sale of AGC	—	(91)	—	—	—	—	—
AGC profit on operations	—	(5)	(8)	—	—	—	—

Total adjustments	—	(96)	(8)	—	—	—	—

Ongoing net profit attributable to equity holders	143	148	92	(3)	55	(7)	48

        Detailed business commentary on these ongoing comparatives is given overleaf.

A$m Ongoing basis	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03	Local ccy % Mov't Sep 02- Mar 03	Local ccy % Mov't Mar 02- Mar 03
Net interest income (including gross up)	346	329	288	5	20	0	15
Ongoing non-interest income	158	147	140	7	13	3	9

Ongoing net operating income (including gross up)	504	476	428	6	18	1	13
Ongoing operating expenses	(241)	(214)	(228)	(13)	(6)	(7)	(1)
Goodwill amortisation	(18)	(19)	(18)	5	—	—	—

Ongoing operating profit before bad and doubtful debts	245	243	182	1	35	(4)	30
Bad and doubtful debts	(22)	(16)	(30)	(38)	27	(29)	31

Ongoing profit from ordinary activities before income tax	223	227	152	(2)	47	(6)	41
Tax equivalent gross up	—	—	—	—	—	—	—
Ongoing income tax and outside equity interests	(80)	(79)	(60)	1	(33)	4	(30)

Ongoing net profit attributable to equity holders	143	148	92	(3)	55	(7)	48

Goodwill amortisation	18	19	18	5	—	—	—

Ongoing cash earnings	161	167	110	(4)	46	(6)	40

Ongoing economic profit(1)	80	87	31	(8)	158	(10)	150
Expense/income (excluding goodwill)	47.8%	45.0%	53.3%	-280bps	550bps	-250bps	560bps
	$bn	$bn	$bn
Deposits and other public borrowings	15.2	14.2	13.0	7	15	1	6
Net loans	21.2	18.9	17.4	11	24	5	9
Total assets	22.3	19.9	18.5	10	16	5	8

Ongoing Performance (local currency)

First Half '03—First Half '02

        New Zealand cash earnings increased 40% and net profit increased 48% on the prior corresponding period driven predominantly by strong lending growth and a growing share of an expanding housing market and of the business and agri-markets.

(1)
Refer to Section 8.2 for a reconciliation of economic profit to net profit attributable to equity holders.

        Operating income increased 13%, with net interest income increasing 15%, due to strong lending growth in consumer and business lending and increased deposit volumes. We have regained our natural market share in home loan growth(1) of 20% over the year. Non-interest income also increased 9%, mainly due to higher transaction volumes and a more effective focus on fee collection.

        Operating expenses were held flat, and this combined with strong income growth, drove the expense to income ratio down 550 bps to 47.8%.

        Bad and doubtful debts reduced by 31% despite strong asset growth, due to increased recoveries in the first half of 2003.

First Half '03—Second Half '02

        Cash earnings and net profit reduced on the previous half, due to increases in one-off expenses as a result of the Auckland head office relocation and rebranding to Westpac.

        Operating income overall increased 1% on the previous half. The positive effects of strong lending and growth in deposit volumes have been offset by margin compression in retail products. This has seen flat net interest income relative to the previous half year. Non-interest income has increased 3% over the previous half year, a continuation of the growth experienced in transaction volumes and fee collections in 2002.

        Asset growth has driven the 29% increase in the charge for bad and doubtful debts through the effect of up-front dynamic provisioning charges, partially offset by the impact of increased recoveries.

(1)
Reserve Bank of New Zealand, February 2003.

Key Business Drivers

Consumer Delinquencies over 90 Days	Market Share—Housing

Business Developments

  •
  The drive for a bigger share of the Auckland market has been the focus of the first half of 2003. Key head office functions have been moved to Auckland and the New Zealand business has been rebranded from WestpacTrust to Westpac.

  •
  Increasing the focus and effectiveness of the sales force and boosting the number of mobile mortgage managers has enabled us to focus on the key market segments where we were under performing. We have also begun a customer service campaign in line with the Australian businesses.

  •
  The results of these programs are being reflected not only in both improved financial performance, and other key performance indicators. In particular, customer satisfaction has improved, our market share is growing in key segments, and the number of online customers continues to rise.

  •
  Along with specific Auckland focussed initiatives, the recent surge in property activity in that region and our ability to capture growth greater than our natural market share has contributed to an improved share of Auckland wallet(2).

  •
  Credit quality remains sound with delinquencies relatively flat over the period. Current housing delinquencies run at 0.23% of the total residential portfolio by value, which is in line with the industry average.

(1)
Reserve Bank of New Zealand, February 2003.

(2)
Share of wallet: Share of all the dollars in New Zealand financial institutions. Wallet includes all balance sheet products (except revolving credit), personnel superannuation, unit trusts/managed funds and credit cards.

5. 2003 INTERIM FINANCIAL INFORMATION	Half Year Profit Announcement 2003

5.1    STATEMENT OF FINANCIAL PERFORMANCE

A$m	Note	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Interest income
Deposits with other financial institutions		140	119	91	18	54
Investment and trading securities		325	310	304	5	7
Regulatory deposits		2	3	5	(33)	(60)
Loans and other receivables		4,408	4,184	4,204	5	5

Interest income		4,875	4,616	4,604	6	6
Tax equivalent gross up(1)		98	72	67	36	46

Interest income (including gross up)		4,973	4,688	4,671	6	6

Interest expense
Current and term deposits		(2,180)	(1,903)	(1,697)	(15)	(28)
Public borrowings		—	(28)	(124)	n/a	n/a
Deposits from other financial institutions		(76)	(79)	(100)	4	24
Loan capital		(80)	(97)	(104)	18	23
Other liabilities		(431)	(456)	(486)	5	11

Interest expense		(2,767)	(2,563)	(2,511)	(8)	(10)

Net interest income (including gross up)	2	2,206	2,125	2,160	4	2

Non-interest income
Fees and commissions received		1,220	1,164	1,133	5	8
Fees and commissions paid		(344)	(278)	(282)	(24)	(22)
Proceeds from sale of assets		251	2,858	736	(91)	(66)
Carrying value of assets sold		(241)	(2,071)	(689)	88	65
Net life insurance and funds management income		357	19	292	Large	22
Other non-interest income		186	(76)	172	345	8

Total non-interest income	4	1,429	1,616	1,362	(12)	5

Net operating income (including gross up)		3,635	3,741	3,522	(3)	3

Operating expenses
Salaries and other staff expenses		(898)	(1,006)	(823)	11	(9)
Equipment and occupancy expenses		(296)	(298)	(291)	1	(2)
Other expenses		(663)	(852)	(625)	22	(6)

Total operating expenses	5	(1,857)	(2,156)	(1,739)	14	(7)

Operating profit before goodwill amortisation and bad and doubtful debts		1,778	1,585	1,783	12	(0)
Goodwill amortisation		(78)	(51)	(49)	(53)	(59)

Operating profit before bad and doubtful debts (including gross up)		1,700	1,534	1,734	11	(2)
Bad and doubtful debts	19	(214)	(190)	(271)	(13)	21

Profit from ordinary activities before Income tax expense (including gross up)		1,486	1,344	1,463	11	2
Tax equivalent gross up(1)		(98)	(72)	(67)	(36)	(46)

Profit from ordinary activities before income tax expense		1,388	1,272	1,396	9	(1)
Income tax expense	6	(333)	(95)	(376)	(251)	11
Net profit attributable to outside equity interests		(4)	(3)	(2)	(33)	(100)

Net profit attributable to equity holders of Westpac Banking Corporation		1,051	1,174	1,018	(10)	3

(1)
We entered into tax effective financing transactions that derive income subject to either a reduced or zero rate of income tax. The impact is reflected in lower income tax expense and interest income. To provide comparability this income is presented on a tax equivalent basis.

5.2    Statement of Financial Position

As at A$m	Note	31 March 2003	30 Sept 2002	31 March 2002	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Assets
Cash and balances with central banks		1,924	1,669	2,127	15	(10)
Due from other financial institutions		5,010	5,242	5,937	(4)	(16)
Trading securities		7,617	10,643	10,014	(28)	(24)
Investment securities		4,265	3,313	2,751	29	55
Loans	9	149,890	135,870	133,282	10	12
Acceptances of customers		3,883	4,788	4,793	(19)	(19)
Life insurance assets		9,936	7,566	7,843	31	27
Regulatory deposits with central banks overseas		355	455	452	(22)	(21)
Goodwill		2,599	1,754	1,449	48	79
Fixed assets		866	815	931	6	(7)
Deferred tax assets		729	587	446	24	63
Other assets		19,356	18,335	16,167	6	20

Total assets		206,430	191,037	186,192	8	11

Liabilities
Due to other financial institutions		3,646	4,731	6,867	(23)	(47)
Deposits and public borrowings	10	122,029	110,763	109,292	10	12
Debt issues		29,764	27,575	24,856	8	20
Acceptances		3,883	4,788	4,793	(19)	(19)
Tax liabilities		289	617	658	(53)	(56)
Life insurance policy liabilities		9,348	7,163	7,538	31	24
Provisions		447	1,093	1,002	(59)	(55)
Other liabilities		20,012	19,327	16,418	4	22

Total liabilities excluding loan capital		189,418	176,057	171,424	8	10

Loan capital
Subordinated bonds, notes and debentures		4,082	3,795	3,846	8	6

Subordinated perpetual notes		646	717	734	(10)	(12)

Total loan capital		4,728	4,512	4,580	5	3

Total liabilities		194,146	180,569	176,004	8	10

Net assets		12,284	10,468	10,188	17	21

Equity
Ordinary shares		3,708	3,503	1,764	6	110
NZ Class shares		471	471	482	—	(2)
Fixed Interest Resettable Trust Securities (FIRSTS)		655	—	—	n/a	n/a
Trust Originated Preferred Securities (TOPSsm)		465	465	465	—	—
Reserves		16	82	2,915	(80)	(99)
Retained profits		6,947	5,930	4,546	17	53

Equity attributable to equity holders of Westpac Banking Corporation		12,262	10,451	10,172	17	21
Outside equity interests in controlled entities		22	17	16	29	38

Total equity		12,284	10,468	10,188	17	21

5.3    MOVEMENT IN RETAINED PROFITS

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Previously reported retained profits at the end of the previous reporting period	5,930	4,546	4,174	30	42
Change in accounting policy for providing for dividends	651	—	—	n/a	n/a

Retained profits at the beginning of the half-year	6,581	4,546	4,174	45	58
Net profit attributable to equity holders of Westpac Banking Corporation	1,051	1,174	1,018	(10)	3
Aggregate of amounts transferred (to)/from reserves	—	880	(2)	n/a	n/a

Total available for appropriation	7,632	6,600	5,190	(16)	(47)
Dividends provided for or paid	(651)	(647)	(619)	1	5
Distributions on other equity instruments	(34)	(23)	(25)	48	36

Retained profits at the end of the financial period	6,947	5,930	4,546	17	53

5.4    Notes to 2003 Interim Financial Information

Note 1. Changes in Accounting Policies

        New Australian accounting standard AASB 1044, Provisions, Contingent Liabilities and Contingent Assets, has been adopted from 1 October 2002. The initial application of AASB 1044 required an adjustment to opening retained profits in relation to proposed dividends. This resulted in consolidated opening retained profits and consolidated total equity to increase by $651 million. This amount has subsequently been deducted from retained profits following the declaration of the final dividend for 2002. The new standard specifically requires that a provision for dividend can only be recognised if the dividend has been declared, determined or publicly recommended prior to the end of the financial year.

Note 2.    Interest Spread and Margin Analysis

%	Half Year March 03	Half Year Sept 02	Half Year March 02
Group
Interest spread on productive assets	2.40	2.33	2.62
Impact of impaired loans	(0.01)	(0.02)	(0.02)

Interest spread	2.39	2.31	2.60
Benefit of net non-interest bearing liabilities and equity	0.29	0.39	0.30

Interest margin	2 68	2.70	2.90

Australia
Interest spread on productive assets	2.28	2.21	2.66
Impact of impaired loans	(0.01)	(0.01)	(0.01)

Interest spread	2.27	2.20	2 65
Benefit of net non-interest bearing liabilities and equity	0.25	0.39	0.28

Interest margin	2.52	2.59	2.93

New Zealand
Interest spread on productive assets	3.04	3.19	2.93
Impact of impaired loans	(0.01)	(0.01)	(0.01)

Interest spread	3.03	3.18	2.92
Benefit of net non-interest bearing liabilities and equity	0.46	0.27	0.15

Interest margin	3.49	3.45	3.07

Other Overseas
Interest spread on productive assets	0.74	0.43	0.39
Impact of impaired loans	—	—	(0.02)

Interest spread	0.74	0.43	0.37
Benefit of net non-interest bearing liabilities and equity	0.15	0.21	0.29

Interest margin	0.89	0.64	0.66

        Interest spread on productive assets is determined on the basis of the interest spread formula after excluding non-accrual loans, excluding impaired loans and related interest.

        Interest spread is the difference between the average yield on all interest earning assets and the average rate paid on all interest bearing liabilities net of impaired loans. The benefit of net non-interest bearing liabilities and equity is determined by applying the average rate of interest paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets. The calculations for Australia and New Zealand take into account the interest expense/income of cross border, and intragroup borrowing/lending.

Note 3. Average Balance Sheets and Interest Rates

	Half Year 31 March 03			Half Year 30 Sept 02			Half Year 31 March 02
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	A$m	A$m	%	A$m	A$m	%	A$m	A$m	%
Assets
Interest earning assets
Due from other fin. insts.
Australia	2,933	77	5.3	2,748	59	4.3	2,244	34	3.0
New Zealand	1,228	29	4.7	1,807	30	3.3	1,629	27	3.3
Other Overseas	1,885	34	3.6	1,873	30	3.2	1,691	30	3.6
Invest & trading securities
Australia	8,134	203	5.0	9,074	224	4.9	9,232	211	4.6
New Zealand	890	31	7.0	954	30	6.3	850	28	6.6
Other Overseas	3,480	91	5.2	2,405	56	4.6	2,701	65	4.8
Regulatory deposits
New Zealand	1	—	—	—	—	—	—	—	—
Other Overseas	344	2	1.2	396	3	1.5	440	5	2.3
Loans & other receivables
Australia	113,809	3,422	6.0	109,798	3,317	6.0	103,758	3,363	6.5
New Zealand	28,324	1,031	7.3	24,264	899	7.4	23,050	808	7.0
Other Overseas	3,218	44	2.7	2,748	32	2.3	3,130	92	5.9
Impaired loans
Australia	243	4	3.3	327	2	1.2	351	3	1.7
New Zealand	71	1	2.8	87	2	4.6	103	2	3.9
Other Overseas	268	4	3.0	278	4	2.9	310	3	1.9
Intragroup receivable
Other Overseas	14,337	193	2.7	14,860	202	2.7	16,818	247	2.9

Interest earning assets & interest income	179,165	5,166	5.8	171,619	4,890	5.7	166,307	4,918	5.9
Intragroup elimination	(14,337)	(193)		(14,860)	(202)		(16,818)	(247)

Total interest earning assets and interest income	164,828	4,973	6.1	156,759	4,688	6.0	149,489	4,671	6.3

Non-interest earning assets
Cash, due from other fin. insts. and reg. deposits	2,438			1,916			2,524
Life insurance assets	10,130			7,673			7,639
Other assets(1)	21,495			16,690			16,057
Debt provisions
Australia	(1,240)			(1,327)			(1,413)
New Zealand	(76)			(76)			(82)
Other Overseas	(149)			(154)			(154)

Total non-interest earning assets	32,598			24,722			24,571
Acceptances
Australia	4,716			4,905			10,497
Other Overseas	—			—			12

Total assets	202,142			186,386			184,569

(1)
Includes fixed assets, goodwill, other financial markets assets, future income tax benefit and prepaid superannuation contributions.

	Half Year 31 March 03			Half Year 30 Sept 02			Half Year 31 March 02
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	A$m	A$m	%	A$m	A$m	%	A$m	A$m	%
Liabilities and shareholders' equity Interest bearing liabilities
Deposits
Australia	84,603	1,601	3.8	76,675	1,391	3.6	68,873	1,177	3.4
New Zealand	19,281	450	4.7	17,546	395	4.5	16,270	349	4.3
Other Overseas	10,135	129	2.6	10,005	117	2.3	9,921	171	3.5
Public borrowings by subs. borrowing corps.
Australia	—	—	—	1,059	28	5.3	4,851	124	5.1
New Zealand	1	—	—	2	—	—	4	—	—
Due to other fin.insts
Australia	1,950	25	2.6	1,653	24	2.9	1,923	32	3.3
New Zealand	296	6	4.1	118	4	6.8	206	4	3.9
Other Overseas	2,394	45	3.8	2,628	51	3.9	3,572	64	3.6
Loan capital
Australia	4,277	78	3.7	4,438	96	4.3	4,644	102	4.4
New Zealand	45	2	8.9	43	1	4.6	41	2	9.8
Other interest bearing liabs
Australia	18,600	333	3.6	17,660	366	4.1	17,434	356	4.1
New Zealand	484	8	3.3	141	3	4.2	141	5	7.1
Other Overseas	9,549	90	1.9	8,065	87	2.2	9,387	125	2.7
Intragroup payable
Australia	7,347	98	2.7	7,460	113	3.0	8,852	134	3.0
New Zealand	6,990	95	2.7	7,400	89	2.4	7,966	113	2.8

Interest bearing liabilities & interest expense	165,952	2,960	3.6	154,893	2,765	3.6	154,085	2,758	3.6
Intragroup elimination	(14,337)	(193)		(14,860)	(202)		(16,818)	(247)

Total interest bearing liabilities and interest expense	151,615	2,767	3.7	140,033	2,563	3.7	137,267	2,511	3.7

Non-interest bearing liabilities
Deposits and due to other financial institutions
Australia	3,974			4,001			3,563
New Zealand	1,090			930			964
Other Overseas	268			258			242
Life ins. policy liabilities	9,618			7,438			7,424
Other liabilities(1)	19,391			18,070			14,609

Total non-interest bearing liabilities	34,341			30,697			26,802
Acceptances
Australia	4,716			4,905			10,497
Other Overseas	—			—			12

Total liabilities	190,672			175,635			174,578

Shareholders' equity	10,618			10,269			9,511
TOPrS	465			465			465
FIRsTS	367			—			—
Outside equity interests	20			17			15

Total equity	11,470			10,751			9,991

Total liabilities and equity	202,142			186,386			184,569

(1)
Includes provisions for dividends, income tax and deferred tax, and other financial market liabilities.

Note 4.    Non-interest Income Analysis

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Fees and commissions
Lending fees	365	372	365	(2)	—
Transaction fees and commissions received	713	668	647	7	10
Other non-risk fee income	137	113	113	21	21
Fees and commissions paid	(344)	(278)	(282)	(24)	(22)
Service and management fees	5	5	2	—	150

	876	880	845	(0)	4

Trading income(1)
Foreign exchange	123	81	153	52	(20)
Trading securities	16	(6)	7	367	129
Other financial instruments	6	2	(14)	200	143

	145	77	146	88	(1)

Wealth management income
Life insurance and funds management operating income	357	19	292	large	22

Other income
General insurance commissions and premiums (net of claims paid)	38	38	33	—	15
Dividends received	15	14	13	7	15
Lease rentals	4	5	5	(20)	(20)
Cost of hedging overseas operations	(21)	(18)	(12)	(17)	(75)
Net profit on sale of fixed assets and investments	10	787	47	(99)	(79)
Write-down in investment securities	—	(149)	(50)	n/a	n/a
Other	5	(37)	43	114	88

	51	640	79	(92)	(35)

Non-interest income	1,429	1,616	1,362	(12)	5

(1)
Non-interest trading income is only a component of financial markets overall product income. A more complete picture of financial markets product contribution, which includes net interest income and non-interest income, is contained in section 3.2.

Note 5.    Expense Analysis

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Salaries and other staff expenses
Salaries and wages	712	625	625	(14)	(14)
Superannuation prepayment adjustment for IAS 19	—	221	—	n/a	n/a
Restructuring expenses	9	6	39	(50)	77
Other staff expenses	177	154	159	(15)	(11)

	898	1,006	823	11	(9)

Equipment and occupancy expenses
Operating lease rentals	117	116	129	(1)	9
Depreciation and amortisation:
Premises	2	2	2	—	—
Leasehold improvements	16	15	14	(7)	(14)
Furniture and equipment	27	27	27	—	—
Technology	37	34	32	(9)	(16)
Computer software	49	62	58	21	16
Electricity, water, rates and land tax	5	5	3	—	(67)
Other equipment and occupancy expenses	43	37	26	(16)	(65)

	296	298	291	1	(2)

Other expenses
Amortisation of deferred expenditure	10	(3)	30	(433)	67
Non-lending losses	31	45	32	31	3
Consultancy fees, computer software maintenance, IT outsourcing costs and other professional services	299	217	282	(38)	(6)
Stationery	39	40	46	3	15
Postage and freight	52	52	55	—	5
Telecommunications cost	130	164	73	21	(78)
Insurance	7	8	4	13	(75)
Advertising	43	30	39	(43)	(10)
Transaction taxes	3	(7)	11	(143)	73
Training	7	12	7	42	—
Travel	24	25	23	4	(4)
Outsourcing start up costs written off	—	136	—	n/a	n/a
Integration expenses	—	86	—	n/a	n/a
Other expenses	18	47	23	62	22

	663	852	625	22	(6)

Operating expenses	1,857	2,156	1,739	14	(7)

Goodwill amortisation	78	51	49	(53)	(59)

Total expenses	1,935	2,207	1,788	12	(8)

Expense/income excluding amortisation of goodwill	51.1%	57.6%	49.4%	650bps	-170bps

Note 6.    Income Tax

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Profit from ordinary activities before income tax	1,486	1,344	1,463	11	2
Tax equivalent gross up	(98)	(72)	(67)	36	46

Profit from ordinary activities before income tax	1,388	1,272	1,396	9	(1)

Prima facie income tax at Australian company tax rate of 30%	416	381	419	9	(1)
Add/(deduct) tax effect of permanent differences
Rebateable and exempt dividends	(54)	(82)	(45)	(34)	20
Tax losses and timing differences now tax effected	(2)	31	38	(106)	(105)
Life insurance:
Tax adjustment on policyholders' earnings(1)	(13)	(43)	10	(70)	(230)
Adjustment for life business tax rates	(9)	(19)	(6)	(53)	50
Change in excess of net market value over net assets of life insurance subsidiaries	—	25	(7)	n/a	n/a
Gain on sale of controlled entities and businesses	—	(226)	—	n/a	n/a
Other non-assessable items	(30)	(10)	(37)	200	(19)
Other non-deductible items	24	21	23	14	4
Adjustment for overseas tax rates	8	23	(4)	(65)	(300)
Prior period adjustments	(6)	(8)	(16)	(25)	(63)
Other items	(1)	2	1	(150)	(200)

Total Income tax expense attributable to profit from ordinary activities	333	95	376	251	(11)
Tax equivalent gross up	98	72	67	36	46

Total income tax expense (including gross up)	431	167	443	158	(3)

Effective tax rate (%) (including gross up)	29.0	12.4	30.3	134	(4)

Effective tax rate (%) (including gross up and excluding life company accounting)	30.5	15.2	30.5	101	—

        The tax charge for half year to September 2002 includes the impact of the sale of AGC which was not assessable. Excluding the impact of this item our effective tax rate was 29%.

(1)
In accordance with the requirements of Australian accounting standard AASB 1038, Life Insurance Business, our tax expense for the year includes a $19 million tax credit for income tax on policyholders' investment earnings ($61 million tax credit in second half 2002 and $14 million tax charge in the first half 2002), $6 million of which is in the prima facie tax expense and the balance of $13 million shown here.

Note 7.    Dividends

Cents per share	Half Year March 03	Half Year Sept 02	Half Year March 02
Ordinary dividend
Interim (fully franked)	38	—	34
Final (fully franked)	—	36	—

	38	36	34
Total dividend provided for or paid(1)	A$m	A$m	A$m
Ordinary dividends provided or paid	651	647	619

	651	647	619

Ordinary dividend payout ratio—reported net profit(2)	65.6%	55.6%	60.5%

Distributions on other equity instruments
TOPrS/FIRsTS distributions provided for or paid	34	23	25

Total distributions on other equity instruments	34	23	25

Note 8.    Earnings per Share

	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Earnings (cents) per ordinary share(3)
Basic	56.0	63.5	54.8	(12)	2
Fully diluted(4)	55.9	63.4	54.5	(12)	3
Weighted average number of fully paid ordinary shares (millions)	1,815	1,812	1,812	0	0

(1)
No dividends have been provided for in 2003 due to the adoption of new accounting standard AASB 1044, Provisions, Contingent Liabilities and Contingent Assets as set out in Note 1 Changes to Accounting Policies. Due to this change in policy, dividends previously provided for in the half year to September 2002 are now shown as being paid in the half year to March 2003.

(2)
The dividend payout ratio for the half year to March 2003 is based on dividends totalling $693 million that were determined by our Directors since the end of the half year.

(3)
Total shares comprise Westpac ordinary shares issued and New Zealand Class shares.

(4)
Fully diluted earnings per share is calculated after adjusting for partly paid shares and options outstanding in accordance with the revised accounting standard AASB 1027 and comparatives, have been restated. The interim and final dividends for the New Zealand Class shares are fully imputed.

Note 9.    Loans

As at A$m	31 March 2003	30 Sept 2002	31 March 2002	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Australia
Overdrafts	3,082	3,007	3,019	2	2
Credit card outstandings	4,281	4,131	5,690	4	(25)
Overnight and call money market loans	190	306	188	(38)	1
Own acceptances discounted	10,641	13,025	13,157	(18)	(19)
Term loans:
Housing	64,682	60,445	55,964	7	16
Non-housing	32,060	23,815	25,093	35	28
Finance leases	1,018	863	1,693	18	(40)
Investments in leveraged lease and equity lease	9	8	30	13	(70)
Margin lending(1)	1,526	560	550	173	177
Other	1,725	1,642	2,677	5	(36)

Total—Australia	119,214	107,802	108,061	11	10
New Zealand
Overdrafts	990	875	789	13	25
Credit card outstandings	779	712	853	9	(9)
Overnight and call money market loans	986	854	665	15	48
Term loans: Housing	13,658	12,219	11,312	12	21
Non-housing	8,590	7,330	6,527	17	32
Finance leases	—	—	26	n/a	n/a
Redeemable preference share finance	3,554	3,777	2,791	(6)	27
Other	826	749	821	10	1

Total—New Zealand	29,383	26,516	23,784	11	24
Other Overseas
Overdrafts	158	139	149	14	6
Term loans:
Housing	358	328	270	9	33
Non-housing	1,614	1,608	1,586	0	2
Finance leases	13	14	19	(7)	(32)
Other	685	897	1,070	(24)	(36)

Total—Other Overseas	2,828	2,986	3,094	(5)	(9)

Total gross loans	151,425	137,304	134,939	10	12
Provisions for bad and doubtful debts	(1,535)	(1,434)	(1,657)	7	(7)

Total net loans	149,890	135,870	133,282	10	12

Securitised loans	3,712	4,318	5,317	(14)	(30)

(1)
In February 2003, we terminated BTFM's securitisation arrangements which had funded its margin lending portfolio, and instead funded the margin lending loans on-balance sheet.

Note 10. Deposits and Public Borrowings

As at A$m	31 March 2003	30 Sept 2002	31 March 2002	% Mov't Sep 02-Mar 03	% Mov't Mar 02-Mar 03
DEPOSITS
Australia
Non-interest bearing	3,754	3,611	3,676	4	2
Certificates of deposit	19,817	15,525	16,885	28	17
Other interest bearing:
At call	47,255	45,124	41,807	5	13
Term	19,658	17,701	15,209	11	29

Total deposits in Australia	90,484	81,961	77,577	10	17

New Zealand
Non-interest bearing	929	874	848	6	10
Certificates of deposit	2,959	2,908	2,464	2	20
Other interest bearing:
At call	7,893	7,039	5,737	12	38
Term	8,761	8,279	8,306	6	5

Total deposits in New Zealand	20,542	19,100	17,355	8	18

Other Overseas
Non-interest bearing	229	234	199	(2)	15
Certificates of deposit	4,321	2,515	3,964	72	9
Other interest bearing:
At call	528	487	530	8	(0)
Term	5,924	6,465	6,095	(8)	(3)

Total deposits Other Overseas	11,002	9,701	10,788	13	2

Total deposits	122,028	110,762	105,720	10	15

PUBLIC BORROWINGS BY SUBSIDIARY BORROWING CORPORATIONS
Australia
Secured	—	—	3,094	n/a	n/a
Unsecured	—	—	475	n/a	n/a

Total public borrowings in Australia	—	—	3,569	—	(100)

New Zealand
Secured	1	1	3	—	(67)

Total public borrowings in New Zealand	1	1	3	—	(67)

Total public borrowings by subsidiary borrowing corporations	1	1	3,572	—	(100)

Note 11. Trading Derivatives

Trading Derivatives Outstandings

As at 31 March 2003 A$bn	Notional amount(1)	Regulatory credit equivalent(2)	Positive mark-to-market (replacement cost)(3)	Negative mark-to-market(4)
Interest rate
Futures	34.7	—	—	—
Forwards	8.2	—	—	—
Swaps	243.9	5.6	4.5	4.3
Purchased options	18.9	0.1	—	—
Sold options	4.6	0.1	—	—
Foreign exchange
Forwards	249.6	7.4	5.0	5.8
Swaps	56.9	3.3	1.0	1.8
Purchased options	47.6	1.3	0.8	—
Sold options	43.1	—	—	0.8
Commodities	1.1	—	0.1	—
Equities	1.5	0.1	—	—

Trading derivatives	710.1	17.9	11.4	12.7

Hedging derivatives outstanding
Interest Rate
Futures	46.4	—
Forwards	16.3	—
Swaps	4.6	0.1
Total hedging derivatives outstanding	67.3	0.1

Total Gross derivatives	777.4	18.0	11.4	12.7

Less: netting benefit		(8.3)	(5.1)	(5.1)

Net derivatives		9.7	6.3	7.6
As at 30 September 2002	733.2	12.4	9.1	8.3
As at 31 March 2002	669.8	12.4	6.4	5.5

(1)
Notional amount refers to the face value or the amount upon which cash flows are calculated.

(2)
Regulatory credit equivalent using Australian Prudential Regulation Authority guidelines for capital adequacy requirements.

(3)
Positive mark-to-market or replacement cost is the cost of replacing all transactions in a gain position. This measure is the industry standard for the calculation of current credit risk.

(4)
Negative mark-to-market represents the cost to our counterparties of replacing all transactions in a loss position.

        The table incorporates closeout netting, which covers derivative contracts where legally enforceable netting agreements are in place.

Maturity Profile of Trading Derivatives Outstandings in Replacement Cost Terms

As at 31 March 2003 A$bn	Less than 3 months	Over 3 months to 6 months	Over 6 months to 1 year	Over 1 year to 2 years	Over 2 years to 5 years	Over 5 years	Total
Interest rate
Swaps	0.1	0.1	0.2	0.6	1.5	2.0	4.5
Foreign exchange
Forwards	2.7	1.0	0.9	0.1	0.2	0.1	5.0
Swaps	0.1	—	0.1	0.2	0.3	0.3	1.0
Purchased options	0.2	0.2	0.2	0.1	0.1	—	0.8

Total derivatives	3.1	1.3	1.4	1.0	2.1	2.4	11.4

Daily Earnings at Risk

        We use earnings at risk as the primary method for measuring and monitoring market risk exposure against Board approved limits. The main types of market risk arising from our trading activities are interest rate and foreign exchange risks. Other market risks include commodity, equity, prepayment, specific issuer and capital markets underwriting risks. The table below depicts the aggregate financial markets (including capital markets underwriting) earnings at risk for the last three half years.

A$m	High	Low	Average
Six months ended 31 March 2003	6.5	2.0	3.7
Six months ended 30 September 2002	10.0	3.1	5.1
Six months ended 31 March 2002	8.1	3.0	4.6
Six months ended 30 September 2001	8.7	2.0	3.5

Average Earnings at Risk by Risk Type

        The following table depicts the average earnings at risk by risk types for the last three half years.

A$m	Average for Half Year 31 March 03	Average for Half Year 30 Sept 02	Average for Half Year 31 March 02
Interest rate risk	2.3	3.3	2.7
Foreign exchange risk	1.2	1.0	0.8
Volatility risk	0.6	0.5	0.6
Other market risk(1)	1.6	2.5	2.9
Diversification benefit	(2.0)	(2.2)	(2.4)

Net derivatives	3.7	5.1	4.6

(1)
Commodity, equity, prepayment, specific issuer, and capital markets underwriting.

Note 12. Provisions for Bad and Doubtful Debts

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
General provision
Balance at beginning of period	1,162	1,301	1,294	(11)	(10)
Charge to net profit	214	190	271	13	(21)
Transfer to (from) specific provisions	17	(70)	(102)	(124)	(117)
Recoveries of debts previously written off	47	35	49	34	(4)
Write-offs	(142)	(171)	(208)	(17)	(32)
Provisions of controlled entities/businesses acquired/(disposed)	—	(133)	—	n/a	n/a
Exchange rate and other adjustments	11	10	(3)	10	(467)

Balance at period end	1,309	1,162	1,301	13	1

Specific provisions
Balance at beginning of period	272	356	307	(24)	(11)
Transfer from/(to) general provision comprising:
New specific provisions	32	149	154	(79)	(79)
Specific provisions no longer required	(49)	(79)	(52)	(38)	(6)

	(17)	70	102	(124)	(117)
Write-offs(1)	(17)	(121)	(41)	(86)	(59)
Provisions of controlled entities/businesses acquired/(disposed)	—	(32)	—	n/a	n/a
Exchange rate and other adjustments	(12)	(1)	(12)	large	—

Balance at period end	226	272	356	(17)	(37)

Total provisions for bad and doubtful debts	1,535	1,434	1,657	7	(7)

(1)Write-offs from specific provisions comprised:
Business and Consumer Banking	(10)	(19)	(24)	(47)	(58)
Westpac Institutional Bank	(5)	(96)	(7)	(95)	(29)
New Zealand Banking and Pacific Banking	(2)	(6)	(10)	(67)	(80)

	(17)	(121)	(41)	(86)	(59)

Note 13.    Impaired Assets

As at
	31 March 2003			30 Sept 2002			31 March 2002
A$m	Gross	Specific Prov'n	Net	Gross	Specific Prov'n	Net	Gross	Specific Prov'n	Net
Non-accrual assets
Australia	236	(78)	158	300	(105)	195	452	(184)	268
New Zealand	62	(11)	51	79	(13)	66	89	(22)	67
Other Overseas	224	(135)	89	269	(148)	121	307	(149)	158

Total	522	(224)	298	648	(266)	382	848	(355)	493

Restructured assets
Australia	3	(1)	2	3	(1)	2	4	(1)	3
New Zealand	—	—	—	—	—	—	1	—	1
Other Overseas	12	(1)	11	28	(5)	23	8	—	8

Total	15	(2)	13	31	(6)	25	13	(1)	12

Total impaired assets	537	(226)	311	679	(272)	407	861	(356)	505

Note 14.    Movement in Gross Impaired Assets

A$m	31 March 2003	30 Sept 2002	31 March 2002	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
Balance at beginning of period	679	861	902	(21)	(25)
New and increased	98	191	237	(49)	(59)
Written off	(17)	(121)	(41)	(86)	(59)
Returned to performing or repaid	(200)	(250)	(229)	(20)	(13)
Exchange rate and other adjustments	(23)	(2)	(8)	large	188

Balance at period end	537	679	861	(21)	(38)

Note 15. Items Past 90 Days But Well Secured

As at
$m	31 March 2003	30 Sept 2002	31 March 2002
Australia
Housing products	61	48	60
Other products	75	68	77

Total Australia	136	116	137
New Zealand
Housing products	33	36	51

Other products	163	177	199
Other Overseas	7	6	9

Total Overseas	203	219	259

Total	339	335	396

Note 16.    Income on Non-Accrual and Restructured Assets

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02
Interest received on non-accrual and restructured assets	9	8	8
Estimated interest forgone on non-accrual and restructured assets	16	23	24
Interest yield on average non-accrual and restructured assets (annualised)	3.1%	2.3%	2.1%

Note 17.    Impaired Assets and Provisioning Ratios

As at %	31 March 2003	30 Sept 2002	31 March 2002
Total impaired assets to gross loans and acceptances	0.3	0.5	0.6
Net impaired assets to equity and general provisions	2.3	3.5	4.4
Specific provisions to total impaired assets	42.1	40.0	41.3
General provisions to non housing loans and acceptances	1.7	1.7	1.8
Total provisions to gross loans and acceptances	1.0	1.0	1.2
Total impaired assets to equity and total provisions	3.9	5.7	7.3

Note 18.    Delinquencies (90 Days Past Due Loans)

	31 March 2003	30 Sept 2002	31 March 2002	Mov't Sep 02- Mar 03	Mov't Mar 02 Mar 03
Mortgages	0.16%	0.15%	0.21%	1bps	-5bps
Other Personal Lending	1.10%	1.07%	1.02%	3bps	8bps

Total Personal Lending	0.24%	0.22%	0.28%	2bps	-4bps
Australian Business Banking Portfolio	0.56%	0.63%	0.97%	-7bps	-41bps

Note 19.    Charge For Bad And Doubtful Debts

A$m	Half Year March 03	Half Year Sept 02	Half Year March 02	% Mov't Sep 02- Mar 03	% Mov't Mar 02- Mar 03
GENERAL PROVISION:
Recoveries of debts previously written off
Business and Consumer Banking	(29)	(29)	(41)	—	(29)
Westpac Institutional Bank	(1)	—	(3)	n/a	(67)
New Zealand Banking and Pacific Banking	(17)	(6)	(5)	183	240

	(47)	(35)	(49)	34	(4)
Write-offs
Business and Consumer Banking	116	144	184	(19)	(37)
Westpac Institutional Bank	4	1	2	300	100
New Zealand Banking and Pacific Banking	22	26	22	(15)	—
	142	171	208	(17)	(32)
Dynamic provisioning charge	136	(16)	10	large	large
Transfer to specific provisions	(17)	70	102	(124)	(117)

Charge for bad and doubtful debts	214	190	271	13	(21)

SPECIFIC PROVISIONS:
New provisions
Business and Consumer Banking	15	35	25	(57)	(40)
Westpac Institutional Bank	11	108	122	(90)	(91)
New Zealand Banking and Pacific Banking	6	6	7	—	(14)
	32	149	154	(79)	(79)
No longer required
Business and Consumer Banking	(9)	(19)	(17)	(53)	(47)
Westpac Institutional Bank	(30)	(52)	(28)	(42)	7
New Zealand Banking and Pacific Banking	(10)	(8)	(7)	25	43

	(49)	(79)	(52)	(38)	(6)

Transfer from general provisions	(17)	70	102	(124)	(117)

Bad and doubtful debts charge to average loans and acceptances annualised (basis points)	29	26	39	12	(26)

Note 20.    Capital Adequacy

	31 March 2003	30 Sept 2002	31 March 2002
As at
A$m
Tier I capital
Total equity	12,284	10,468	10,188
Dividends provided for capital adequacy purposes	(691)	—	—
Premises revaluation reserve	—	—	(1)
Goodwill (excluding funds management entities)	(1,406)	(1,424)	(1,449)
Net future income tax benefit	(216)	(159)	—
Estimated reinvestment under dividend reinvestment plan(1)	179	166	123
Retained earnings, reserves and goodwill in life and general insurance, funds management and securitisation entities	(1,358)	(683)	(397)
Equity in captive lenders mortgage insurance entities	(38)	(31)	(25)

Total Tier I capital	8,754	8,337	8,439

Tier 2 capital
Premises revaluation reserve	—	—	1
Subordinated undated capital notes	646	717	734
General provision for doubtful debts	1,309	1,162	1,301
Future income tax benefit related to general provision	(393)	(348)	(381)
Eligible subordinated bonds, notes and debentures	4,062	3,260	3,299

Total Tier 2 capital	5,624	4,791	4,954

Tier I and Tier 2 capital	14,378	13,128	13,393
Deductions:
Investments and capital in life insurance, funds management and securitisation activities	(965)	(1,017)	(769)

Net qualifying capital	13,413	12,111	12,624

Risk adjusted assets	137,828	128,651	124,056

Tier I capital ratio	6.4%	6.5%	6.8%
Tier 2 capital ratio	4.0%	3.7%	4.0%
Deductions	(0.7)%	(0.8)%	(0.6)%

Net capital ratio	9.7%	9.4%	10.2%

Tangible ordinary equity to risk adjusted assets	5.6%	6.4%	6.7%

(1)
This amount is derived from reinvestment experience of our dividend reinvestment plan. Comparatives have been restated for actual experience.

Note 21.    Reconciliation to US GAAP

        Our operating profit adjusted to comply with United States of America Generally Accepted Accounting Principles (US GAAP) is:

	Half Year March 03	Half Year March 02	Half Year March 03	Half Year March 02
$m	US$(1)	US$(1)	A$	A$
Net profit as reported	635	543	1,051	1,018
Premises and sites	19	(2)	31	(4)
Amortisation of goodwill	47	1	78	1
Superannuation (pension) expense adjustment	17	18	28	34
Related income tax expense	(5)	(5)	(8)	(10)
Life insurance adjustment	(3)	(47)	(5)	(89)
Related income tax credit	1	11	1	21
Write down of available for sale securities	(22)	27	(37)	50
Employee share option compensation(2)	(14)	(2)	(23)	(3)
Distributions on other equity instruments	(13)	(13)	(22)	(25)
Distributions on other debt instruments	(7)	—	(12)	—
Amortisation of issue costs on other debt instruments	(1)	—	(1)	—
Other non-financial assets	2	(10)	3	(19)
Related income tax (expense)/credit	1	(4)	2	(7)
Software capitalisation adjustment	2	(4)	3	(8)
Related income tax (expense)/credit	(1)	1	(1)	3
Derivative instruments (under SFAS 133)	(83)	(44)	(138)	(82)
Related income tax credit	19	14	31	25
Restructuring costs	(44)	—	(73)	—
Related income tax credit	13	—	22	—

Adjusted US GAAP net profit	563	484	929	905

Other comprehensive income
Foreign currency translation reserve	(42)	(27)	(70)	(51)
Unrealised net gain/(loss) on available for sale securities	29	(24)	47	(46)
Reclassification adjustment for (gains)/losses on investment securities now included in net income	21	—	34	—

Total other comprehensive income	8	(51)	11	(97)

Total comprehensive income according to US GAAP	571	433	940	808

(1)
Australian dollar amounts have been translated into United States dollars solely for the convenience of the reader for the half year ended 31 March 2003, at the rate of A$1.00 = 0.6045, the noon buying rate for cable transfers on 31 March 2003, as published by the Federal Reserve Bank of New York, and for the half year ended 31 March 2002, at the rate of A$1.00 = 0.533, the noon buying rate for cable transfers on 29 March 2002.

(2)
Under US GAAP Westpac adopted the fair value method of accounting under United States accounting standard SFAS 123, Accounting for Stock-Based Compensation, in the second half of the year ended 30 September 2002.

6.     OTHER INFORMATION

6.1    CREDIT RATINGS(1)

Rating agency	Long term	Short term
Fitch Ratings	AA-	F1+
Moody's Investor Services	Aa3	P-1
Standard & Poor's	AA-	A-1+

6.2    EXCHANGE RATES

	Six months to/as at Currency
	31 March 2003		30 Sept 2002		31 March 2002
	Average	Spot	Average	Spot	Average	Spot
USD	0.5749	0.6040	0.5495	0.5438	0.5150	0.5313
GBP	0.3622	0.3828	0.3654	0.3476	0.3588	0.3725
NZD	1.1036	1.0908	1.1748	1.1587	1.2256	1.2097

(1)
As at March 2003. Unchanged during the reporting period. A security rating in not a recommendation to buy, hold or sell securities, it may be subject to withdrawal or revision at any time by the assigning reading organisation, and each rating should be evaluated independent of any other rating.

6.3   DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This half year report contains statements that constitute "forward-looking statements" within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbour" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

        Forward-looking statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations with respect to our results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "probability", "risk", or other similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected or intended. We do not intend to update these forward-looking statements.

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include:

  •
  inflation, interest rate, exchange rate, market and monetary fluctuations;

  •
  the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy;

  •
  changes in consumer spending, saving and borrowing habits in Australia and in other countries in which we conduct our operations;

  •
  the effects of competition in the geographic and business areas in which we conduct operations;

  •
  the ability to increase market share and control expenses;

  •
  the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

  •
  technological changes;

  •
  demographic changes and changes in political, social and economic conditions in any of the major markets in which we operate; and

  •
  various other factors beyond our control.

        The above list is not exhaustive. Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. When relying on forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

        We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

6.4   SHAREHOLDER CALENDAR

        Westpac shares are listed on the Stock Exchanges in Australia, New Zealand, New York and Tokyo.

        Important dates for shareholders to note over the following months are:

Ex-dividend date	5 June 2003
Record date for interim dividend (Sydney)	12 June 2003	5.00pm (Sydney time)
Record date for interim dividend (New York)(1)	11 June 2003	5.00pm (New York time)
Record date for interim dividend (Tokyo)(2)	12 June 2003	3.00pm (Tokyo time)(3)
Record date for interim dividend (New Zealand)(4),(5)	13 June 2003	5.00pm (New Zealand time)
Dividend payment date	4 July 2003

Share Registries:

Australia Computershare Investor Services Pty Ltd Level 3, 60 Carrington Street Sydney NSW 2000	New Zealand Computershare Investor Services Ltd Level 2, 159 Hurtsmere Road Takapuna North Shore City Auckland
New York JP Morgan Chase Bank One Chase Manhattan Plaza 40th Floor New York NY 10081 USA	Tokyo The Mitsubishi Trust & Banking Corporation 1-7-7, Nishi-Ikebukuro Toshima-Ku Tokyo 171 Japan

For further information contact:

Media:

David Lording, Head of Media Relations, +61 (0)2 9226 3510

Analysts and Investors:

Andrew Bowden, Head of Investor Relations, +61 (0)2 9226 4008

Richard Willcock
Group Secretary and General Counsel

8 May 2003

(1)
Dividends will be converted to local currency at the rate ruling on the date of payment of dividend.
(2)
Dividends will be converted to local currency at the rate ruling on date of receipt of the funds by the paying and share handling agent.
(3)
For shares registered in the books of Tokyo Stock Exchange Members' securities companies.
(4)
Dividends payable to holders of ordinary shares on the New Zealand register will be converted to local currency at the ruling buying rate for telegraphic transfers at 11.00am on 4 July 2003.
(5)
New Zealand date applies to New Zealand class shareholders only. New Zealand residents holding Westpac ordinary shares should note Australia dates.

7.    RECONCILIATION OF REPORTED RESULTS

7.1    HALF YEAR RECONCILIATION

6 months to:	31 March 2003
A$m	Reported results	Individually significant items	Underlying Business	BTFM and RAAM(2)	Hastings	Ongoing business
Interest income (incl. gross up)	4,973	—	4,973	15	—	4,958
Interest expense	(2,767)	—	(2,767)	(1)	—	(2,766)
Net interest income (incl. gross up)	2,206	—	2,206	14	—	2,192
Total non-interest income(1)	1,429	—	1,429	123	7	1,299

Net operating income (incl. gross up)	3,635	—	3,635	137	7	3,491

Operating expenses
Salaries and other staff expenses	(898)	—	(898)	(57)	(3)	(838)
Equipment and occupancy expenses	(296)	—	(296)	(17)	—	(279)
Other expenses	(663)	—	(663)	(41)	(1)	(621)

Operating expenses (excl. goodwill)	(1,857)	—	(1,857)	(115)	(4)	(1,738)

Amortisation of goodwill	(78)	—	(78)	(26)	(1)	(51)

Operating profit before bad and doubtful debts	1,700	—	1,700	(4)	2	1,702
Bad and doubtful debts	(214)	—	(214)	—	—	(214)

Profit from ordinary activities before income tax (incl. gross up)	1,486	—	1,486	(4)	2	1,488
Tax equivalent gross up	(98)	—	(98)	—	—	(98)
Profit before income tax	1,388	—	1,388	(4)	2	1,390
Income tax expense(1)	(333)	—	(333)	(4)	(1)	(328)
Net profit attributable to outside equity interests	(4)	—	(4)	—	—	(4)

Net profit attributable to equity holders	1,051	—	1,051	(8)	1	1,058

Goodwill amortisation	78	—	78	26	1	51
Distributions on other equity instruments	(34)	—	(34)	—	—	(34)

Cash earnings	1,095	—	1,095	18	2	1,075

Cash earnings(cents) per ordinary share	60.3		60.3			59.2

(1)
Non-interest income includes a $19 million debit, and income tax expense a $19 million credit associated with the requirements of Australian accounting standard, AASB 1038, Life Insurance Business.

(2)
This is a legal entity view of BTFM and RAAMs' contribution, and does not incorporate funding costs associated with the acquisitions. It represents five months contribution from BTFM and six months contribution from RAAM.

6 months to:	30 September 2002
A$m	Reported results	Individually significant items	Embedded Value Uplift	Underlying Business	AGC(3)	RAAM(2)	Ongoing business
Interest income (incl. gross up)	4,688	—	—	4,688	178	—	4,510
Interest expense	(2,563)	—	—	(2,563)	(105)	—	(2,458)
Net interest income (incl. gross up)	2,125	—	—	2,125	73	—	2,052
Total non-interest income(1)	1,616	460	(60)	1,216	12	28	1,176

Net operating income (incl. gross up)	3,741	460	(60)	3,341	85	29	3,227

Operating expenses
Salaries and other staff expenses	(1,006)	(221)	—	(785)	(10)	(12)	(763)
Equipment and occupancy expenses	(298)	—	—	(298)	(5)	(2)	(291)
Other expenses	(852)	(222)	—	(630)	(10)	(11)	(609)

Operating expenses (excl. goodwill)	(2,156)	(443)	—	(1,713)	(25)	(25)	(1,663)

Amortisation of goodwill	(51)	—	—	(51)	—	—	(51)

Operating profit before bad debts	1,534	17	(60)	1,577	60	3	1,514
Bad and doubtful debts	(190)	—	—	(190)	(31)	—	(159)

Profit from ordinary activities before income tax (incl. gross up)	1,344	17	(60)	1,387	29	3	1,355
Tax equivalent gross up	(72)	—	—	(72)	—	—	(72)
Profit before income tax	1,272	17	(60)	1,315	29	3	1,283
Income tax expense(1)	(95)	164	14	(273)	(16)	(1)	(256)
Net profit attributable to outside equity interests	(3)	—	—	(3)	—	—	(3)

Net profit attributable to equity holders	1,174	181	(46)	1,039	13	2	1,024

Goodwill amortisation	51	—	—	51	—	—	51
Embedded value uplift	46	—	46	—	—	—	—
Distributions on other equity instruments	(23)	—	—	(23)	—	—	(23)

Cash earnings	1,248	181	—	1,067	13	2	1,052

Cash eamings(cents) per ordinary share	68.9			58.9			58.2

(1)
Non-interest income includes a $61 million debit, and income tax expense a $61 million credit associated with the requirements of Australian accounting standard, AASB 1038, Life Insurance Business.

(2)
This is a legal entity view of RAAMs' contribution and does not incorporate funding costs associated with the acquisition. This represents four months contribution.

(3)
Represents two months contribution.

6 months to:	31 March 2002
A$m	Reported results	Embedded Value Uplift	Underlying Business	AGC(2)	Ongoing business
Interest income (incl. gross up)	4,671	—	4,671	535	4,136
Interest expense	(2,511)	—	(2,511)	(292)	(2,219)
Net interest income (incl. gross up)	2,160	—	2,160	243	1,917
Total non-interest income(1)	1,362	60	1,302	37	1,265

Net operating income (incl. gross up)	3,522	60	3,462	280	3,182

Operating expenses
Salaries and other staff expenses	(823)	—	(823)	(29)	(794)
Equipment and occupancy expenses	(291)	—	(291)	(13)	(278)
Other expenses	(625)	—	(625)	(27)	(598)

Operating expenses (excl. goodwill)	(1,739)	—	(1,739)	(69)	(1,670)

Amortisation of goodwill	(49)	—	(49)	—	(49)

Operating profit before bad debts	1,734	60	1,674	211	1,463
Bad and doubtful debts	(271)	—	(271)	(70)	(201)

Profit from ordinary activities before income tax (incl. gross up)	1,463	60	1,403	141	1,262
Tax equivalent gross up	(67)	—	(67)	—	(67)
Profit before income tax	1,396	60	1,336	141	1,195
Income tax expense(1)	(376)	(14)	(362)	(48)	(314)
Net profit attributable to outside equity interests	(2)	—	(2)	—	(2)

Net profit attributable to equity holders	1,018	46	972	93	879

Goodwill amortisation	49	—	49	—	49
Embedded value uplift	(46)	(46)	—	—	—
Distributions on other equity instruments	(25)	—	(25)	—	(25)

Cash earnings	996	—	996	93	903

Cash earnings(cents) per ordinary share	55.0		55.0		49.8

(1)
Non-interest income includes a $14 million credit and income tax expense a $14 million debit associated with the requirements of Australian accounting standard, AASB 1038, Life Insurance Business.

(2)
Represents six months contribution.

7.2    HALF YEAR BALANCE SHEET ANALYSIS

			31 March 2002
A$m	31 March 2003 Reported	30 Sept 2002 Reported	Reported	AGC(1)	Ongoing Business	% Mov't Sep 02- Mar 03	% Mov't Mar 02 Mar 03
Assets
Cash and balances with central banks	1,924	1,669	2,127	—	2,127	15	(10)
Due from other financial institutions	5,010	5,242	5,937	—	5,937	(4)	(16)
Trading securities	7,617	10,643	10,014	—	10,014	(28)	(24)
Investment securities	4,265	3,313	2,751	—	2,751	29	55
Loans	149,890	135,870	133,282	9,780	123,502	10	21
Acceptances of customers	3,883	4,788	4,793	—	4,793	(19)	(19)
Life insurance assets	9,936	7,566	7,843	—	7,843	31	27
Regulatory deposits with central banks overseas	355	455	452	—	452	(22)	(21)
Goodwill	2,599	1,754	1,449	—	1,449	48	79
Fixed assets	866	815	931	32	899	6	(4)
Deferred tax assets	729	587	446	52	394	24	85
Other assets	19,356	18,335	16,167	145	16,022	6	21

Total assets	206,430	191,037	186,192	10,009	176,183	8	17

Liabilities
Due to other financial institutions	3,646	4,731	6,867	—	6,867	(23)	(47)
Deposits and public borrowings	122,029	110,763	109,292	9,841	99,451	10	23
Debt issues	29,764	27,575	24,856	—	24,856	8	20
Acceptances	3,883	4,788	4,793	—	4,793	(19)	(19)
Tax liabilities	289	617	658	42	616	(53)	(53)
Life insurance policy liabilities	9,348	7,163	7,538	—	7,538	31	24
Provisions	447	1,093	1,002	46	956	(59)	(53)
Other liabilities	20,012	19,327	16,418	80	16,338	4	22

Total liabilities excluding loan capital	189,418	176,057	171,424	10,009	161,415	8	17

Loan capital
Subordinated bonds, notes and debentures	4,082	3,795	3,846	—	3,846	8	6
Subordinated perpetual notes	646	717	734	—	734	(10)	(12)

Total loan capital	4,728	4,512	4,580	—	4,580	5	3

Total liabilities	194,146	180,569	176,004	10,009	165,995	8	17

Net assets	12,284	10,468	10,188	—	10,188	17	21

Equity
Ordinary shares	3,708	3,503	1,764	—	1,764	6	110
NZ Class shares	471	471	482	—	482	—	(2)
TOPrSSM	465	465	465	—	465	—	—
FIRsTS	655	—	—	—	—	n/a	n/a
Reserves	16	82	2,915	—	2,915	(80)	(99)
Retained profits	6,947	5,930	4,546	—	4,546	17	53

Equity attributable to equity holders of Westpac Banking Corporation	12,262	10,451	10,172	—	10,172	17	21
Outside equity interests in controlled entities	22	17	16	—	16	29	38

Total equity	12,284	10,468	10,188	—	10,188	17	21

(1)
Represents a management accounting view of AGC's contribution to Westpac Banking Corporation.

7.3    DETAILED TAX RECONCILIATION

	Half Year March 03	Half Year September 02						Half Year March 02
			Individually significant items
A$m	Reported result	Reported result	AGC sale	Other items	Underlying business	AGC	Ongoing business	Reported result	Individually significant items	Underlying business	AGC	Ongoing business
Profit from ordinary activities before income tax	1,486	1,344	(754)	737	1,361	(29)	1,390	1,463	—	1,463	(141)	1,604
Tax equivalent gross up	(98)	(72)	—	—	(72)	—	(72)	(67)	—	(67)	—	(67)

Profit from ordinary activities before income tax	1,388	1,272	(754)	737	1,289	(29)	1,318	1,396	—	1,396	(141)	1,537

Prima facie income tax (30%)	416	381	(226)	221	386	(9)	395	419	—	419	(42)	461
Add/(deduct) tax effect of permanent differences												—
Rebateable and exempt dividends	(54)	(82)	—	—	(82)	—	(82)	(45)	—	(45)	—	(45)
Tax losses and timing differences now tax effected	(2)	31	—	(45)	76	—	76	38	—	38	—	38
Life insurance:
Tax adjustment on policyholders' earnings(1)	(13)	(43)	—	—	(43)	—	(43)	10	—	10	—	10
Adjustment for life business tax rates	(9)	(19)	—	—	(19)	—	(19)	(6)	—	(6)	—	(6)
Change in excess of net market value over net assets of life insurance subsidiaries	—	25	—	(9)	34	—	34	(7)	—	(7)	—	(7)
Gain on sale of controlled entities and businesses	—	—	—	—	(452)	—	(452)	—	—	—	—	—
Other non-assessable items	(30)	(10)	—	—	(10)	—	(10)	(37)	—	(37)	—	(37)
Other non-deductible items	24	21	—	—	21	—	21	23	—	23	—	23
Adjustment for overseas tax rates	8	23	—	—	23	1	22	(4)	—	(4)	(2)	(2)
Prior period adjustments	(6)	(8)	—	—	(8)	—	(8)	(16)	—	(16)	1	(17)
Permanent differences due to sale of AGC	—	(226)	226	—	—	—	—	—	—	—	—	—
Other items	(1)	2	—	(3)	5	(8)	13	1	—	1	(5)	6

Total income tax expense attributable to profit' from ordinary activities	333	95	—	164	(69)	(16)	(53)	376	—	376	(48)	424
Tax equivalent gross up	98	72	—	—	72	—	72	67	—	67	—	67

Total income tax expense (including gross up)	431	167	—	164	3	(16)	19	443	—	443	(48)	491

Effective tax rate (%) (including gross up)	29.0	12.4		22.3	0.2	55.2	1.4	30.3		30.3	34.0	30.6

Effective tax rate (%) (including gross up and excluding life company)	30.5	15.2		23.5	2.3	55.2	3.4	30.5		30.5	34.0	30.8

8.     ECONOMIC PROFIT

        Economic profit is defined as cash earnings less a capital charge calculated at 12% of ordinary equity plus the estimated value (70%) of franking credits paid to shareholders.

        Economic profit is used as a key measure of our financial performance because it focuses on shareholder value by requiring a return in excess of a risk adjusted cost of capital.

        Section 8.1 reconciles our net profit attributable to equity holders to economic profit.

        Section 8.2 reconciles our ongoing net profit attributable to equity holders to ongoing economic profit per business unit, except for BTFG which reconciles our underlying net profit attributable to equity holders to underlying economic profit.

8.1   REPORTED ECONOMIC PROFIT

Reconciliation of economic profit to net profit attributable to equity holders for period ending 31 March 2003

	Business and Consumer Banking
A$m	Consumer Distribution	Business Distribution	Consumer Products	Business Products	Westpac Institutional Bank	New Zealand	BT Financial Group
Net profit attributable to equity holders	139	180	176	55	202	143	58
Goodwill amortised	8	11	9	1	1	18	28
Distributions on other hybrid securities	—	—	—	—	—	—	—

Reported cash earnings	147	191	185	56	203	161	86
Franking benefit	44	58	57	17	35	7	18

Adjusted cash earnings	191	249	242	73	238	168	104

Average adjusted equity	940	1,998	1,681	487	1,878	1,475	1,605
Equity charge (12%)	56	120	101	29	113	88	96

Economic profit	135	129	141	44	125	80	7

Reconciliation of economic profit to net profit attributable to equity holders for period ending 30 September 2002

	Business and Consumer Banking
A$m	Consumer Distribution	Business Distribution	Consumer Products	Business Products	Westpac Institutional Bank	New Zealand	BT Financial Group
Net profit attributable to equity holders	136	354	586	104	1	244	(121)
Goodwill amortised	8	11	9	1	—	19	2
Distributions on other hybrid securities	—	—	—	—	—	—	—
Adjustment for embedded value uplift	—	—	—	—	—	—	—

Reported cash earnings	144	365	595	105	1	263	(119)
Franking benefit	42	45	55	17	25	7	(33)

Adjusted cash earnings	186	410	650	122	26	270	(152)

Average adjusted equity	903	1,742	1,419	447	1,671	1,429	678
Equity charge (12%)	54	105	85	27	101	86	41

Economic profit	132	305	565	95	(74)	184	(193)

  GLOSSARY

Reconciliation of economic profit to net profit attributable to equity holders for period ending 31 March 2002

	Business and Consumer Banking
A$ m	Consumer Distribution	Business Distribution	Consumer Products	Business Products	Westpac Institutional Bank	New Zealand	BT Financial Group
Net profit attributable to equity holders	136	172	199	59	124	100	76
Goodwill amortised	8	11	9	1	—	18	2
Distributions on other hybrid securities	—	—	—	—	—	—	—
Adjustment for embedded value uplift	—	—	—	—	—	—	—

Reported cash earnings	144	183	208	60	124	118	78
Franking benefit	42	54	61	19	33	6	10

Adjusted cash earnings	186	237	269	80	157	124	88

Average adjusted equity	914	1,852	1,534	450	1,814	1,434	515
Equity charge (12%)	55	111	92	27	109	86	31

Economic profit	131	126	178	53	49	38	57

8.2   ONGOING ECONOMIC PROFIT

Reconciliation of economic profit to net profit attributable to equity holders for period ending 31 March 2003

	Business and Consumer Banking
A$m	Consumer Distribution	Business Distribution	Consumer Products	Business Products	Westpac Institutional Bank	New Zealand	BT Financial Group(1)
Ongoing net profit attributable to equity holders	139	180	176	55	202	143	58
Goodwill amortised	8	11	9	1	1	18	28
Distributions on other hybrid securities	—	—	—	—	—	—	—

Ongoing cash earnings	147	191	185	56	203	161	86
Franking benefit	44	57	57	18	35	7	18

Adjusted cash earnings	191	248	242	74	238	168	104

Average adjusted equity	940	1,998	1,681	487	1,878	1,475	1,652
Equity charge (12%)	56	119	101	30	113	88	96

Ongoing economic profit	135	129	141	44	125	80	8

(1)
BTFG underlying economic profit calculated using underlying net profit attributable to equity holders.

Reconciliation of economic profit to net profit attributable to equity holders for period ending 30 September 2002

	Business and Consumer Banking
A$m	Consumer Distribution	Business Distribution	Consumer Products	Business Products	Westpac Institutional Bank	New Zealand	BT Financial Group(1)
Ongoing net profit attributable to equity holders	145	149	191	53	150	148	48
Goodwill amortised	8	11	9	1	—	19	2
Distributions on other hybrid securities	—	—	—	—	—	—	—
Adjustment for embedded value uplift	—	—	—	—	—	—	—

Ongoing cash earnings	153	160	200	54	150	167	50
Franking benefit	44	43	53	17	25	7	8

Adjusted cash earnings	197	203	253	71	175	174	58

Average adjusted equity	903	1,665	1,323	441	1,671	1,429	678
Equity charge (12%)	54	100	80	27	101	87	41

Ongoing economic profit	143	103	174	44	75	87	18

Reconciliation of economic profit to net profit attributable to equity holders for period ending 31 March 2002

	Business and Consumer Banking
A$m	Consumer Distribution	Business Distribution	Consumer Products	Business Products	Westpac Institutional Bank	New Zealand	BT Financial Group(1)
Ongoing net attributable holders profit to equity	136	132	160	54	124	92	76
Goodwill amortised	8	11	9	1	18	2
Distributions on other hybrid securities	—	—	—	—	—	—	—
Adjustment for embedded value uplift	—	—	—	—	—	—	—

Ongoing cash earnings	144	143	169	55	124	110	78
Franking benefit	42	42	43	18	33	6	10

Adjusted cash earnings	186	185	212	73	157	116	88

Average adjusted equity	914	1,622	1,245	432	1,814	1,434	515
Equity charge (12%)	55	97	75	26	109	86	31

Ongoing economic profit	131	88	138	47	49	31	57

(1)
BTFG underlying economic profit calculated using underlying net profit attributable to equity holders.

9.    GLOSSARY

EARNINGS
Reported earnings (or net profit)	Net profit attributable to equity holders
Cash earnings	Net profit attributable to equity holders plus amortisation of goodwill minus dividends paid on hybrid equity minus embedded value uplift.
Underlying earnings	Cash earnings minus individually significant items and embedded value uplift.
Ongoing business earnings	Underlying earnings minus contributions from AGC (Australia and New Zealand), RAAM, BTFM, and Hastings.
SHAREHOLDER VALUE
Earnings per ordinary share (cents)	Net profit attributable to equity holders minus FIRsTS/TOPrS dividend divided by the weighted average number of fully paid ordinary shares.
Weighted average ordinary shares	Weighted average number of fully paid ordinary shares listed on the ASX as at 31 March 2003 and NZ Class shares.
Cash earnings per ordinary share (cents) underlying basis	Underlying cash earnings divided by the weighted average number of fully paid ordinary shares.
Fully franked dividends per ordinary share (cents)	Dividend paid out of income which carries a credit for Australian company income tax paid by the company.
Dividend payout ratio (%)	Total fully franked ordinary dividend plus the equivalent dividend paid on the NZ Class shares divided by reported cash earnings.
Dividend payout ratio underlying basis (%)	Total fully franked ordinary dividend plus the equivalent dividend paid on the NZ Class shares divided by underlying cash earnings.
Dividend payout ratio cash earnings basis	Total fully franked ordinary dividend plus the equivalent dividend paid on the NZ Class shares divided by reported cash earnings.
Return on average ordinary equity	Net profit attributable to equity holders minus FIRsTS/TOPrS dividend divided by the average equity excluding outside equity interests and average FIRsTS/TOPrS.
Cash return on average ordinary equity	Cash earnings divided by the average equity excluding outside equity interests and average FIRsTS/TOPrS.
Economic profit ($m)	Cash earnings plus a portion (70%) of the face value of franking credits paid to shareholders, less an equity charge calculated using a 12% cost of equity.
Economic profit underlying basis ($m)	Economic profit measured on an underlying basis (reported earnings less individually significantly items).

PRODUCTIVITY AND EFFICIENCY
Operating expenses	Total expenses less the amortisation of goodwill.
Expense to income ratio (%)	Operating expenses divided by net operating income.
Expense to income ratio underlying basis (%)	Underlying operating expenses divided by underlying operating income.
Full time equivalent staff (FTE)	A calculation based on the number of hours worked by full and part time employees as part of their normal duties. For example, the full time equivalent of 1 FTE is 76 hours paid work per fortnight.
Banking group expense to income ratio	Operating expenses in business and consumer banking, institutional bank, and New Zealand banking along with corporate centre and group items divided by operating income from these business units.
BUSINESS PERFORMANCE
Net interest spread (%)	The difference between the average yield on all interest bearing assets and the average rate paid on interest bearing liabilities net of impaired loans.
Net interest margin (%)	The net interest spread plus the benefit of net non-interest bearing liabilities & equity.
CAPITAL ADEQUACY
Net capital ratio	Tier 1 capital ratio plus Tier 2 capital ratio minus deductions.
Tier 1 capital ratio	Total Tier 1 capital as defined by APRA divided by Risk Adjusted Assets (RAA).
Average ordinary equity ($m)	Average equity excluding outside equity interests minus average hybrid equity FIRsTS/TOPrS.
Tangible Ordinary Equity (TOE) to risk adjusted assets
TOE is shareholder funds including minority interests plus estimated Dividend Reinvestment Plan (DRP) minus gross dividends accrued for regulatory purposes minus asset revaluation reserve minus net FITB excluding that attributable to the general provision for bad debts minus hybrid instruments (TOPrS/FIRsTS) minus goodwill. This is all divided by RAA.
Average total equity ($m)	Total shareholders' equity, including NZ Class shares.

ASSET QUALITY
Impaired Assets	Impaired assets, as defined by APRA can be classified into the following two categories:
Non-accrual assets: assets where income may no longer be accrued because reasonable doubt exists as to the collectability of principal and interest.

Restructured asset: assets where the original contractual terms have been formally modified to provide concessions of interest or principal for reasons related to the financial difficulties of the customer.
90 days past due
A loan facility where payments of interest or principal are 90 or more days past due and the value of the security is sufficient to over the repayment of all principal, interest amounts due and an additional six months interest.
OTHER
Hastings	Hastings Funds Management Limited. Westpac acquired a controlling interest (51%) in Hastings on October 16 2002.
RAAM	Rothschild Australia Asset Management. Acquired by Westpac on 1 June 2002.
BTFM
BT Funds Management. Westpac acquired this business from the Principal Financial Group on 31 October 2002. The legal entities acquired were Principal Financial Group (Australia), Holdings Pty Limited in Australia and BT Financial Group (NZ) Limited in New Zealand.
BTFG
BT Financial Group, BTFG is Westpac's newly named wealth management business. BTFG represents Westpac's total wealth management business and incorporates Westpac Financial Services, Westpac Life Business, RAAM and BTFM.

10.    US ADDITIONAL INFORMATION

        The selected financial data set out below (other than certain percentages and average amounts quoted) have been derived from the unaudited consolidated interim financial report for Westpac Banking Corporation and its controlled entities ("Westpac') for the half years ended 31 March 2003 and 31 March 2002, which have been prepared in accordance with Australian generally accepted accounting principles (GAAP).

        The US GAAP information has also been derived from the unaudited consolidated financial statements for Westpac, after having made adjustments for the US GAAP requirements.

        Translation of our 2003 figures to US currency has been made solely for the convenience of the reader at the rate of AUD1.00 = USD0.6045, the noon buying rate for cable transfers on 31 March 2003, published by the Federal Reserve Bank of New York. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated.

        When necessary, comparative figures for 2002 have been adjusted to conform to changes in presentation and classification in 2003.

	Six months to
$m	31 March 2003 USD	31 March 2003 AUD	30 Sept 2002 AUD	31 March 2002 AUD

Amounts In accordance with Australian GAAP
Interest income	2,947	4,875	4,616	4,604
Tax equivalent gross up(1)	59	98	72	67

Interest income (including gross up)	3,006	4,973	4,688	4,671
Interest expense	(1,673)	(2,767)	(2,563)	(2,511)

Net interest income (including gross up)	1,333	2,206	2,125	2,160
Total non-interest income	864	1,429	1,616	1,362

Net operating income (including gross up)	2,197	3,635	3,741	3,522
Total operating expenses	(1,170)	(1,935)	(2,207)	(1,788)

Operating profit before charge for bad and doubtful debts (including gross up)	1,027	1,700	1,534	1,734
Charge for bad and doubtful debts	(130)	(214)	(190)	(271)

Profit before income tax (including gross up)	897	1,486	1,344	1,463
Tax equivalent gross up'	(59)	(98)	(72)	(67)

Profit from ordinary activities before income tax	838	1,388	1,272	1,396
Income tax expense	(201)	(333)	(95)	(376)
Net profit attributable to outside equity interests	(2)	(4)	(3)	(2)

Operating profit after income tax attributable to equity holders	635	1,051	1,174	1,018

Goodwill amortisation	47	78	51	49
Adjustment for embedded value uplift[2]	—	—	46	(46)
Distributions on other equity instruments	(21)	(34)	(23)	(25)

Cash earnings	661	1,095	1,248	996

Amounts in accordance with US GAAP Net income	563	929	1,674	905

1.
We have entered into various tax effective financing transactions that derive income that is subject to either a reduced or zero rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.
2.
Embedded value uplift is an Australian GAAP measure used for wealth management businesses. Westpac ceased using this accounting treatment as at 30 September 2002.

US ADDITIONAL INFORMATION

Statement of financial position

	Six months to:
$m	31 March 2003 USD	31 March 2003 AUD	30 Sept 2002 AUD	31 March 2002 AUD
Amounts in accordance with Australian GAAP:
Assets
Cash and balances with central banks	1,163	1,924	1,669	2,127
Due from other financial institutions	3,029	5,010	5,242	5,937
Trading securities	4,604	7,617	10,643	10,014
Investment securities	2,578	4,265	3,313	2,751
Loans	90,609	149,890	135,870	133,282
Acceptances of customers	2,347	3,883	4,788	4,793
Life insurance assets	6,006	9,936	7,566	7,843
Regulatory deposits with central banks overseas	215	355	455	452
Goodwill	1,571	2,599	1,754	1,449
Fixed assets	523	866	815	931
Deferred tax assets	441	729	587	446
Other assets	11,701	19,356	18,335	16,167

Total assets	124,787	206,430	191,037	186,192

Liabilities
Due to other financial institutions	2,204	3,646	4,731	6,867
Deposits and public borrowings	73,767	122,029	110,763	109,292
Debtissues	17,992	29,764	27,575	24,856
Acceptances	2,347	3,883	4,788	4,793
Tax liabilities	175	289	617	658
Life insurance policy liabilities	5,651	9,348	7,163	7,538
Provisions	270	447	1,093	1,002
Other liabilities	12,097	20,012	19,327	16,418

Total liabilities excluding loan capital	114,503	189,418	176,057	171,424
Loan capital	2,858	4,728	4,512	4,580

Total liabilities including loan capital	117,361	194,146	180,569	176,004

Equity
Share capital	2,241	3,708	3,503	1,764
NZ Class Shares	285	471	471	482
Fixed Interest Resettable Trust Securities (FIRsTS)	396	655	—	—
Trustoriginated preferred securities (TOPrS)	281	465	465	465
Reserves	10	16	82	2,915
Retained profits	4,199	6,947	5,930	4,546
Outside equityinterests (OEI)	13	22	17	16

Total equity	7,425	12,284	10,468	10,188

Average Balances
Total assets	122,195	202,142	186,386	184,569
Loans	88,216	145,933	137,502	130,702
Allowances for loan losses	(886)	(1,465)	(1,557)	(1,649)
Acceptances	2,851	4,716	4,905	10,509
Ordinary shareholders'equity(excluding OEland TOPrS)	6,419	10,618	10,269	9,511
Fixed Interest Resettable Trust Securities (FIRsTS)	222	367	—	—
Trust originated preferred securities	281	465	465	465
Outside equity interests (OEI)	12	20	17	15
Total equity	6,934	11,470	10,751	9,991
Amounts in accordance with US GAAP:
Average total assets	121,809	201,503	185,879	183,909
Average ordinary shareholders'equity(excluding OEI)	5,900	9,760	10,195	9,248
Average outside equity interests	293	485	482	480
Average total equity	6,193	10,245	10,677	9,728

Credit quality data

	Six months to/as at
$m	31 March 2003 USD	31 March 2003 AUD	30 Sept 2002 AUD	31 March 2002 AUD
Allowance for loan losses	928	1,535	1,434	1,657
Total impaired assets	325	537	679	861
Bad debt write offs (net of recoveries)	68	112	257	200

1.
Loans are stated before related allowances for loan losses.

US ADDITIONAL INFORMATION

        Where relevant, refer to Note 21, section 5, for reconciliation to US GAAP figures.

Summary of consolidated ratios

	Six months to/as at:
$m	31 March 2003 USD	31 March 2003 AUD	30 Sept 2002 AUD	31 March 2002 AUD
Average number of ordinary shares outstanding (AGAAP)	1,815	1,815	1,812	1,812
TOPrS/FlRsTs distribution	21	34	23	25
Ordinary dividends paid or proposed	—	—	647	619
Ratios in accordance with Australian GAAP
Profitability ratios %
Net interest margin	2.68	2.68	2.70	2.90
Operating profit after tax as a return on total average assets	1.04	1.04	1.26	1.10
Return on average ordinary equity	19.2	19.2	22.4	20.8
Return on average total equity	19.0	19.0	21.9	20.4
Capital Ratio
Average total equity to average total assets	5.7	5.7	5.8	5.4
Risk adjusted capital ratio (net)%	9.7%	9.7%	9.4%	10.2%
Earnings Ratios
Basic earnings per ordinary share(1) (cents)	33.9	56.0	63.5	54.8
Fully diluted earnings per ordinary share after abnormal items (cents)	33.8	55.9	63.4	54.5
Dividends per ordinary share (cents)	23.0	38.0	36.0	34.0
Dividend payout ratio %(2)	65.6%	65.6%	55.6%	62.0%
Ratios In accordance with US GAAP
Profitability ratios %
Net interest margin	2.68	2.68	2.70	2.90
Operating profit attributable to equity holders to average total assets	0.92	0.92	1.80	0.98
Operating profit attributable to equity holders to average ordinary shareholders' equity(excl OEI)	19.0	19.0	32.8	19.6
Capital Ratio
Average ordinary shareholders' equityto average total	4.8	4.8	5.5	5.0
Leverage ratio %(3)	3.9%	3.9%	4.5%	4.8%
Earnings Ratios
Basic earnings per ordinary share(1) (cents)	30.9	51.2	92.4	49.9
Fully diluted earnings perordinary share (cents)	30.9	51.0	91.9	49.6
Dividend payout ratio %(2)	74.3%	74.3%	39.0%	68.1

(1)
Based on average number of fully paid ordinary shares outstanding including 54 million New Zealand Class shares and distributions on other equity instruments of A$48 million (2001 A$51 million, 2000 A$43 million).

(2)
Leverage ratios have been computed in accordance with guidelines promulgated by the US Board of Governors of the Federal Reserve System

(3)
Calculated by dividing dividends per ordinary share by basic earnings per share.

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